SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

Registration with CVM SHOULD not BE CONSTRUED AS AN EVALUATION oF the company. company management is responsible for the information provided.

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer’s ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04
4 - NIRE (Corporate Registry ID)
33-300011595

01.02 – HEAD OFFICE

1 - ADDRESS RUA SÃO JOSÉ, 20 GR, 1602 PARTE			2 - DISTRICT CENTRO
3 - ZIP CODE 20010-020	4 - CITY RIO DE JANEIRO			5 - STATE RJ
6 - AREA CODE 21	7 - TELEPHONE 2141-1800	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 21	12 - FAX 2141-1809	13 - FAX -	14 – FAX -
15 - E-MAIL invrel@csn.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME PAULO PENIDO PINTO MARQUES
2 - ADDRESS AV. BRIGADEIRO FARIA LIMA, 3400 20º ANDAR			3 - DISTRICT ITAIM BIBI
4 - ZIP CODE 04538-132	5 - CITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3049-7100	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3049-7212	14 - FAX -	15 – FAX -
16 - E-MAIL paulopenido@csn.com.br

01.04 – REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2010	12/31/2010	1	1/1/2010	3/31/2010	4	1/10/2009	12/31/2009
09 - INDEPENDENT ACCOUNTANT KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11. TECHNICIAN IN CHARGE ANSELMO NEVES MACEDO					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 033.169.788-28

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

01.05 – CAPITAL STOCK

Number of Shares (In thousands)	1- CURRENT QUARTER 3/31/2010	2- PREVI0US QUARTER 12/31/2009	3 – SAME QUARTER PREVI0US YEAR 3/31/2009
Paid-in Capital
1 – Common	1,510,359	755,180	793,404
2 – Preferred	0	0	0
3 – Total	1,510,359	755,180	793,404
Treasury Shares
4 – Common	52,389	26,195	34,734
5 – Preferred	0	0	0
6 – Total	52,389	26,195	34,734

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industry and Other Types of Company
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1060 – Metallurgy and Steel Industry
5 - MAIN ACTIVITY MANUFACTURING, TRANSFORMATION AND TRADING OF STEEL PRODUCTS
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE WHEN ISSUED (In reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 5/6/2010	2 - SIGNATURE

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

02.01 – BALANCE SHEET - ASSETS (in thousands of Reais)

1 - C0DE	2 - DESCRIPTI0N	3 - 3/31/2010	4 -12/31/2009
1	Total Assets	34,166,011	32,454,410
1.01	Current Assets	7,133,218	7,753,387
1.01.01	Cash and Cash Equivalents	1,681,646	2,872,919
1.01.01.01	Cash	24,808	31,023
1.01.01.02	Cash Equivalents	1,656,838	2,841,896
1.01.02	Receivables	3,124,296	2,917,108
1.01.02.01	Accounts receivable	1,617,863	1,420,435
1.01.02.01.01	Accounts Receivable subsidiaries	1,155,925	1,031,593
1.01.02.01.02	Accounts Receivable third-parties	802,483	678,975
1.01.02.01.03	Allowance for Doubtful Accounts	(340,545)	(290,133)
1.01.02.02	Sundry Receivables	1,506,433	1,496,673
1.01.02.02.01	Employees	5,449	4,872
1.01.02.02.02	Corporate Income Tax and Social Contribution Recoverable	264,053	366,928
1.01.02.02.03	Deferred Income Tax	485,364	382,018
1.01.02.02.04	Deferred Social Contribution	179,069	140,373
1.01.02.02.06	Other Taxes	164,052	172,480
1.01.02.02.07	Proposed Dividends Receivable	369,981	369,981
1.01.02.02.09	Other Receivables	38,465	60,021
1.01.03	Inventories	2,303,834	1,955,541
1.01.04	Other	23,442	7,819
1.01.04.02	Prepaid Expenses	23,442	7,819
1.02	Noncurrent Assets	27,032,793	24,701,023
1.02.01	Long-Term Assets	3,119,757	3,136,275
1.02.01.01	Sundry Receivables	528,041	557,870
1.02.01.01.01	Securities Receivables	36,422	27,139
1.02.01.01.02	Deferred Income Tax	265,506	280,947
1.02.01.01.03	Deferred Social Contribution	90,471	96,206
1.02.01.01.04	Other Taxes	135,642	153,578
1.02.01.02	Receivables from Related Parties	1,197,800	1,201,162
1.02.01.02.01	Associated and Related Companies	0	0
1.02.01.02.02	Subsidiaries	1,197,800	1,201,162
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	1,393,916	1,377,243
1.02.01.03.01	Judicial Deposits	1,213,634	1,197,136
1.02.01.03.02	Prepaid Expenses	16,650	17,390
1.02.01.03.03	Other	163,632	162,717
1.02.02	Permanent Assets	23,913,036	21,564,748
1.02.02.01	Investments	16,073,352	14,029,455
1.02.02.01.01	Interest in Associated/Related Companies	0	0
1.02.02.01.02	Interest in Associated/Related Companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	16,073,321	14,029,424

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

02.01 – BALANCE SHEETS - ASSETS (in thousands of Reais)

1 - C0DE	2 - DESCRIPTI0N	3 - 3/31/2010	4 - 12/31/2009
1.02.02.01.04	Interest in Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other Investments	31	31
1.02.02.02	Property, Plant and Equipment	7,724,853	7,418,185
1.02.02.02.01	In operation, Net	6,350,864	6,226,861
1.02.02.02.02	In Construction	1,288,594	1,107,449
1.02.02.02.03	Land	85,395	83,875
1.02.02.03	Intangible Assets	87,650	88,594
1.02.02.04	Deferred Charges	27,181	28,514

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

02.02 – BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - C0DE	2 - DESCRIPTI0N	3 - 3/31/2010	4 -12/31/2009
2	Total Liabilities	34,166,011	32,454,410
2.01	Current Liabilities	5,330,886	5,108,658
2.01.01	Loans and Financing	1,644,548	1,679,464
2.01.02	Debentures	8,211	21,592
2.01.03	Suppliers	323,116	337,444
2.01.04	Taxes, Fees and Contributions	932,136	726,857
2.01.04.01	Salaries and Social Contributions	87,701	89,685
2.01.04.02	Taxes Payable	95,549	89,880
2.01.04.05	Taxes Paid by Installments	748,886	547,292
2.01.05	Dividends Payable	1,650,908	1,561,713
2.01.06	Provisions	119,855	132,581
2.01.06.01	Contingencies	183,410	172,657
2.01.06.02	Judicial Deposits	(95,867)	(97,234)
2.01.06.03	Provision for Pension Fund	32,312	57,158
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	652,112	649,007
2.01.08.01	Accounts Payable - Subsidiaries	283,292	200,152
2.01.08.02	Other	368,820	448,855
2.02	Noncurrent Liabilities	22,784,954	21,781,119
2.02.01	Long-Term Liabilities	22,784,954	21,781,119
2.02.01.01	Loans and Financing	12,196,857	11,132,108
2.02.01.02	Debentures	600,000	600,000
2.02.01.03	Provisions	636,759	1,495,091
2.02.01.03.01	Tax Contingencies	1,808,835	2,673,693
2.02.01.03.02	Environmental Contingencies	122,277	116,309
2.02.01.03.03	Labor and Social Security Contingencies	51,533	50,880
2.02.01.03.04	Judicial Deposits	(1,345,886)	(1,345,791)
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	9,351,338	8,553,920
2.02.01.06.01	Provision for investment losses	34,091	51,246
2.02.01.06.02	Accounts Payable – Subsidiaries	8,104,477	8,016,557
2.02.01.06.03	Provision for Pension Fund	0	12,788
2.02.01.06.04	Taxes Paid by Installments	962,991	277,050
2.02.01.06.05	Other	249,779	196,279
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	6,050,171	5,564,633
2.05.01	Paid-In Capital Stock	1,680,947	1,680,947
2.05.02	Capital Reserves	30	30
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

02.02 – BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - C0DE	2 - DESCRIPTI0N	3 - 3/31/2010	4 -12/31/2009
2.05.03.02	Subsidiaries/Associated and Related Companies	0	0
2.05.04	Profit Reserves	4,265,970	4,265,970
2.05.04.01	Legal	336,190	336,190
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	3,779,357	3,779,357
2.05.04.05	Retention of Profits	0	0
2.05.04.06	Special For Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	150,423	150,423
2.05.04.07.01	From Investments	1,341,982	1,341,982
2.05.04.07.02	Treasury Shares	(1,191,559)	(1,191,559)
2.05.05	Equity Valuation Adjustments	(270,538)	(382,314)
2.05.05.01	Securities Adjustments	147,798	36,885
2.05.05.02	Accumulated Translation Adjustments	(418,336)	(419,199)
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/ Accumulated Losses	373,762	0
2.05.07	Advance for Future Capital Increase	0	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

03.01 – STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2010 to 3/31/2010	4 - 1/1/2010 to3/31/2010	5 - 1/1/2009 to 3/31/2009	6 - 1/1/2009 to 3/31/2009
3.01	Gross Revenue from Sales and/or Services	3,282,699	3,282,699	2,282,260	2,282,260
3.02	Gross Revenue Deductions	(733,357)	(733,357)	(476,242)	(476,242)
3.03	Net Revenue from Sales and/or Services	2,549,342	2,549,342	1,806,018	1,806,018
3.04	Cost of Goods Sold and/or Services Rendered	(1,420,716)	(1,420,716)	(1,345,095)	(1,345,095)
3.04.01	Depreciation, Depletion and Amortization	(160,659)	(160,659)	(112,444)	(112,444)
3.04.02	Other	(1,260,057)	(1,260,057)	(1,232,651)	(1,232,651)
3.05	Gross Income	1,128,626	1,128,626	460,923	460,923
3.06	Operating Income/Expenses	(708,569)	(708,569)	(179,390)	(179,390)
3.06.01	Selling Expenses	(171,787)	(171,787)	(96,433)	(96,433)
3.06.01.01	Depreciation and Amortization	(1,310)	(1,310)	(1,126)	(1,126)
3.06.01.02	Other	(170,477)	(170,477)	(95,307)	(95,307)
3.06.02	General and Administrative	(71,543)	(71,543)	(70,777)	(70,777)
3.06.02.01	Depreciation and Amortization	(2,241)	(2,241)	(1,828)	(1,828)
3.06.02.02	Other	(69,302)	(69,302)	(68,949)	(68,949)
3.06.03	Financial	(558,824)	(558,824)	(306,406)	(306,406)
3.06.03.01	Financial Income	227,880	227,880	217,841	217,841
3.06.03.02	Financial Expenses	(786,704)	(786,704)	(524,247)	(524,247)
3.06.03.02.01	Foreign Exchange and Monetary Variation	(192,308)	(192,308)	41,728	41,728
3.06.03.02.02	Financial Expenses	(594,396)	(594,396)	(565,975)	(565,975)
3.06.04	Other Operating Income	28,048	28,048	74,820	74,820
3.06.05	Other Operating Expenses	(149,416)	(149,416)	(85,177)	(85,177)
3.06.06	Equity Pick-Up	214,953	214,953	304,583	304,583
3.07	Operating Income	420,057	420,057	281,533	281,533
3.08	Non-operating Income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before Taxes/Profit Sharing	420,057	420,057	281,533	281,533

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

03.01 – STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2010 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	5 - 1/1/2009 to 3/31/2009	6 - 1/1/2009 to 3/31/2009
3.10	Provision for Income and Social Contribution Taxes	(9,799)	(9,799)	(84,985)	(84,985)
3.11	Deferred Income Tax	52,708	52,708	107,496	107,496
3.11.01	Deferred Income Tax	38,254	38,254	79,345	79,345
3.11.02	Deferred Social Contribution	14,454	14,454	28,151	28,151
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	462,966	462,966	304,044	304,044
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	1,457,970	1,457,970	758,670	758,670
	EARNINGS PER SHARE (in Reais)	0.31754	0.31754	0.40076	0.40076
	LOSS PER SHARE (in Reais)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2010 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	5 - 1/1/2009 to 3/31/2009	6 - 1/1/2009 to 3/31/2009
4.01	Net Cash from Operating Activities	434,002	434,002	(1231,264)	(1,231,264)
4.01.01	Cash Generated in the Operations	1,168,352	1,168,352	240,332	240,332
4.01.01.01	Net Income for the Period	462,966	462,966	304,044	304,044
4.01.01.02	Provision for Charges on Loans and Financing	456,602	456,602	428,390	428,390
4.01.01.03	Depreciation, Depletion and Amortization	164,210	164,210	115,399	115,399
4.01.01.05	Equity Pick Up	(214,953)	(214,953)	(304,583)	(304,583)
4.01.01.07	Deferred Income and Social Contribution Taxes	(52,708)	(52,708)	(107,496)	(107,496)
4.01.01.09	Provision for Actuarial Liability	0	0	(10,552)	(10,552)
4.01.01.10	Provision for Contingencies	34,881	34,881	13,559	13,559
4.01.01.11	Foreign Exchange and Monetary variation, net	242,817	242,817	(198,397)	(198,397)
4.01.01.12	Other Provisions	74,537	74,537	(32)	(32)
4.01.02	Changes in Assets and Liabilities	(734,350)	(734,350)	(1,471,596)	(1,471,596)
4.01.02.01	Accounts Receivable	(197,402)	(197,402)	10,646	10,646
4.01.02.02	Inventories	(263,221)	(263,221)	49,437	49,437
4.01.02.03	Receivables from Subsidiaries	20,417	20,417	(1,198,387)	(1,198,387)
4.01.02.04	Taxes to Offset	198,242	198,242	(67,274)	(67,274)
4.01.02.05	Suppliers	(17,686)	(17,686)	(108,134)	(108,134)
4.01.02.06	Salaries and Social Charges	(3,786)	(3,786)	(7,307)	(7,307)
4.01.02.07	Taxes	89,155	89,155	69,382	69,382
4.01.02.08	Accounts Payable - Subsidiaries	9,160	9,160	0	0
4.01.02.09	Contingent Liabilities	(42,398)	(42,398)	12,649	12,649
4.01.02.10	Financial Institutions – Interest	(316,481)	(316,481)	(228,527)	(228,527)
4.01.02.11	Tax paid in installments - REFIS	(157,236)	(157,236)	0	0
4.01.02.12	Judicial Deposits	(6,538)	(6,538)	(52,721)	(52,721)
4.01.02.13	Other	(46,576)	(46,576)	48,640	48,640
4.01.03	Other	0	0	0	0
4.02	Net Cash from Investment Activities	(2,454,795)	(2,454,795)	1,748,124	1,748,124

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2010 to 3/31/2010	4 - 1/1/2010 to3/31/2010	5 - 1/1/2009 to 3/31/2009	6 - 1/1/2009 to 3/31/2009
4.02.02	Capital reduction in subsidiary	0	0	2,141,557	2,141,557
4.02.03	Investments	(2,534,258)	(2,534,258)	(237,107)	(237,107)
4.02.04	Property, Plant and Equipment	(219,769)	(219,769)	(156,326)	(156,326)
4.02.05	Cash from merger of subsidiary	299,232	299,232	0	0
4.03	Net Cash from Financing Activities	829,499	829,499	231,772	231,772
4.03.01	Loans and Financing	1,228,350	1,228,350	462,837	462,837
4.03.04	Financial Institutions – Principal	(398,851)	(398,851)	(231,063)	(231,063)
4.03.05	Dividends and Interest on Shareholders’ Equity	0	0	(2)	(2)
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	21	21	(110)	(110)
4.05	Increase (Decrease) in Cash and Cash Equivalents	(1,191,273)	(1,191,273)	748,522	748,522
4.05.01	Opening Balance of Cash and Cash Equivalents	2,872,919	2,872,919	1,269,546	1,269,546
4.05.02	Closing Balance of Cash and Cash Equivalents	1,681,646	1,681,646	2,018,068	2,018,068

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2010 TO 3/31/2010 (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	4,265,970	0	(382,314)	5,564,633
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	0	4,265,970	0	(382,314)	5,564,633
5.04	Income/Loss for the Period	0	0	0	0	462,966	0	462,966
5.05	Allocations	0	0	0	0	(89,204)	0	(89,204)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(89,204)	0	(89,204)
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Profit Reserve Realization	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	111,776	111,776
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	111,776	111,776
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	1,680,947	30	0	4,265,970	373,762	(270,538)	6,050,171

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2010 TO 3/31/2010 (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	4,265,970	0	(382,314)	5,564,633
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	0	4,265,970	0	(382,314)	5,564,633
5.04	Net Income/Loss for the Period	0	0	0	0	462,966	0	462,966
5.05	Allocations	0	0	0	0	(89,204)	0	(89,204)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(89,204)	0	(89,204)
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	111,776	111,776
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	111,776	111,776
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	1,680,947	30	0	4,265,970	373,762	(270,538)	6,050,171

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

1.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

08.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- CODE	2 – DESCRIPTION	3 - 3/31/2010	4 -12/31/2009
1	Total Assets	31,155,699	29,167,224
1.01	Current Assets	15,257,199	13,568,594
1.01.01	Cash and Cash Equivalents	9,148,907	8,086,742
1.01.01.01	Cash	132,722	142,045
1.01.01.02	Cash Equivalents	9,016,185	7,944,697
1.01.02	Receivables	2,892,859	2,877,092
1.01.02.01	Accounts receivable	1,098,885	1,186,315
1.01.02.01.01	Accounts Receivable subsidiaries	11,229	13,798
1.01.02.01.02	Accounts Receivable third-parties	1,475,023	1,519,168
1.01.02.01.03	Allowance for Doubtful Accounts	(387,367)	(346,651)
1.01.02.02	Sundry Receivables	1,793,974	1,690,777
1.01.02.02.01	Employees	19,630	18,538
1.01.02.02.02	Corporate Income Tax and Social Contribution Recoverable	312,930	438,483
1.01.02.02.03	Deferred Income Tax	637,174	549,016
1.01.02.02.04	Deferred Social Contribution	233,482	200,256
1.01.02.02.05	Other Taxes	264,677	361,122
1.01.02.02.06	Marketable Securities Available for Sale	188,491	0
1.01.02.02.07	Other Receivables	137,590	123,362
1.01.03	Inventories	3,023,241	2,588,946
1.01.04	Other	192,192	15,814
1.01.04.01	Financial Instruments Guarantee Margin	155,686	0
1.01.04.02	Prepaid Expenses	36,506	15,814
1.02	Noncurrent Assets	15,898,500	15,598,630
1.02.01	Long-Term Assets	3,547,541	3,640,162
1.02.01.01	Sundry Receivables	1,451,553	1,561,637
1.02.01.01.01	Securities Receivables	219,732	212,486
1.02.01.01.02	Deferred Income Tax	732,198	824,841
1.02.01.01.03	Deferred Social Contribution	258,767	287,458
1.02.01.01.04	Other Taxes	240,856	236,852
1.02.01.02	Receivables from Related Parties	479,120	479,120
1.02.01.02.01	Associated and Related Companies	0	0
1.02.01.02.02	Subsidiaries	479,120	479,120
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	1,616,868	1,599,405
1.02.01.03.01	Judicial Deposits	1,230,194	1,214,670
1.02.01.03.02	Prepaid Expenses	104,491	105,921
1.02.01.03.03	Securities	0	0
1.02.01.03.04	Other	282,183	278,814
1.02.02	Permanent Assets	12,350,959	11,958,468
1.02.02.01	Investments	463,920	321,889
1.02.02.01.01	Interest in Associated/Related Companies	0	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

1.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

08.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- CODE	2- DESCRIPTION	3 - 3/31/2010	4 -12/31/2009
1.02.02.01.02	Interest in Subsidiaries	0	0
1.02.02.01.03	Other Investments	463,920	321,889
1.02.02.02	Property, Plant and Equipment	11,384,015	11,145,530
1.02.02.02.01	In Operation, Net	8,807,606	8,929,558
1.02.02.02.02	Under Construction	2,449,430	2,089,253
1.02.02.02.03	Land	126,979	126,719
1.02.02.03	Intangible Assets	471,636	457,580
1.02.02.04	Deferred Charges	31,388	33,469

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2010	4 -12/31/2009
2	Total Liabilities	31,155,699	29,167,224
2.01	Current Liabilities	5,170,031	5,128,196
2.01.01	Loans and Financing	1,055,846	1,160,407
2.01.02	Debentures	18,983	30,659
2.01.03	Suppliers	549,910	504,223
2.01.04	Taxes, Fees and Contributions	1,097,732	1,053,184
2.01.04.01	Salaries and Social Contributions	133,366	134,190
2.01.04.02	Taxes Payable	184,173	336,804
2.01.04.03	Taxes Paid by Installments	780,193	582,190
2.01.05	Dividends Payable	1,651,110	1,562,085
2.01.06	Provisions	139,661	140,620
2.01.06.01	Contingencies	212,461	189,517
2.01.06.02	Judicial Deposits	(105,112)	(106,055)
2.01.06.03	Pension Fund Provision	32,312	57,158
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	656,789	677,018
2.01.08.01	Accounts payable – Subsidiaries	76,964	74,691
2.01.08.02	Other	579,825	602,327
2.02	Noncurrent Liabilities	19,802,587	18,445,535
2.02.01	Long-Term Liabilities	19,802,587	18,445,535
2.02.01.01	Loans and Financing	13,723,254	12,547,840
2.02.01.02	Debentures	961,217	624,570
2.02.01.03	Provisions	704,257	1,597,291
2.02.01.03.01	Labor and Social Security Contingencies	89,480	124,772
2.02.01.03.02	Civil Contingencies	18,673	17,718
2.02.01.03.03	Tax Contingencies	1,825,338	2,696,180
2.02.01.03.04	Environmental Contingencies	122,521	116,544
2.02.01.03.05	Judicial Deposits	(1,387,161)	(1,386,248)
2.02.01.03.06	Deferred Income Tax	26,034	20,827
2.02.01.03.07	Deferred Social Contribution	9,372	7,498
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	4,413,859	3,675,834
2.02.01.06.01	Provision for investment loss	0	(72)
2.02.01.06.02	Accounts Payable – Subsidiaries	3,011,178	2,980,772
2.02.01.06.03	Pension Fund Provision	0	12,788
2.02.01.06.04	Taxes Paid by Installments	1,147,820	437,231
2.02.01.06.05	Other	254,861	245,115
2.03	Income of Future Periods	0	0
2.04	Minority Interests	168,450	83,060
2.05	Shareholders’ Equity	6,014,631	5,510,433

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 03/31/2010	4 -12/31/2009
2.05.01	Paid-In Capital	1,680,947	1,680,947
2.05.02	Capital Reserves	30	30
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Associated and Related Companies	0	0
2.05.04	Profit Reserves	4,230,430	4,211,770
2.05.04.01	Legal	336,190	336,190
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	3,779,357	3,779,357
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special For Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	114,883	96,223
2.05.05	Equity Valuation Adjustments	(270,538)	(382,314)
2.05.05.01	Securities Adjustments	147,798	36,885
2.05.05.02	Accumulated Translation Adjustments	(418,336)	(419,199)
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/Accumulated Losses	373,762	0
2.05.07	Advance for Future Capital Increase	0	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2010 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	5 - 1/1/2009 to 03/31/2009	6 - 1/1/2009 to 3/31/2009
3.01	Gross Revenue from Sales and/or Services	4,006,238	4,006,238	3,192,388	3,192,388
3.02	Deductions from Gross Revenue	(821,605)	(821,605)	(748,405)	(748,405)
3.03	Net Revenue from Sales and/or Services	3,184,633	3,184,633	2,443,983	2,443,983
3.04	Cost of Goods Sold and/or Services Rendered	(1,787,537)	(1,787,537)	(1,689,913)	(1,689,913)
3.04.01	Depreciation, Depletion and amortization	(210,056)	(210,056)	(156,482)	(156,482)
3.04.02	Other	(1,577,481)	(1,577,481)	(1,533,431)	(1,533,431)
3.05	Gross Profit	1,397,096	1,397,096	754,070	754,070
3.06	Operating Income/Expenses	(888,644)	(888,644)	(300,336)	(300,336)
3.06.01	Selling expenses	(201,956)	(201,956)	(127,691)	(127,691)
3.06.01.01	Depreciation and amortization	(1,675)	(1,675)	(1,415)	(1,415)
3.06.01.02	Other	(200,281)	(200,281)	(126,276)	(126,276)
3.06.02	General and Administrative	(112,376)	(112,376)	(108,717)	(108,717)
3.06.02.01	Depreciation and amortization	(7,673)	(7,673)	(7,034)	(7,034)
3.06.02.02	Other	(104,703)	(104,703)	(101,683)	(101,683)
3.06.03	Financial	(477,907)	(477,907)	(39,204)	(39,204)
3.06.03.01	Financial Income	127,699	127,699	374,238	374,238
3.06.03.02	Financial Expenses	(605,606)	(605,606)	(413,442)	(413,442)
3.06.03.02.01	Foreign Exchange and Monetary Variation, Net	(73,434)	(73,434)	51,586	51,586
3.06.03.02.02	Financial Expenses	(532,172)	(532,172)	(465,028)	(465,028)
3.06.04	Other Operating Income	46,468	46,468	90,437	90,437
3.06.05	Other Operating Expenses	(142,873)	(142,873)	(115,173)	(115,173)
3.06.06	Equity Accounting Income	0	0	12	12
3.07	Operating Income	508,452	508,452	453,734	453,734

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2010 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	5 - 1/1/2009 to 03/31/2009	6 - 1/1/2009 to 3/31/2009
3.08	Non-Operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before Taxes/Profit Sharing	508,452	508,452	453,734	453,734
3.10	Provision for Income and Social Contribution Taxes	(37,635)	(37,635)	(114,652)	(114,652)
3.11	Deferred Income Tax	9,087	9,087	29,742	29,742
3.11.01	Deferred Income Tax	6,359	6,359	21,858	21,858
3.11.02	Deferred Social Contribution	2,728	2,728	7,884	7,884
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.14	Minority Interest	1,668	1,668	0	0
3.15	Income/Loss for the Period	481,572	481,572	368,824	368,824
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	1,457,970	1,457,970	758,670	758,670
	EARNINGS PER SHARE (in reais)	0.33030	0.33030	0.48615	0.48615
	LOSS PER SHARE (in reais)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD  (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2010 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	5 -1/1/2009 to 3/31/2009	6 - 1/1/2009 to 3/31/2009
4.01	Net Cash from Operating Activities	448,261	448,261	(9,733)	(9,733)
4.01.01	Cash Generated in the Operations	1,172,086	1,172,086	519,998	519,998
4.01.01.01	Net Income for the Period	481,572	481,572	368,824	368,824
4.01.01.02	Provision for Charges on Loans and Financing	351,320	351,320	292,272	292,272
4.01.01.03	Depreciation, Depletion and Amortization	219,405	219,405	164,932	164,932
4.01.01.04	Income from Write-Off and Disposal of Assets	0	0	0	0
4.01.01.05	Minority Interest	(1,668)	(1,668)	0	0
4.01.01.06	Deferred Income and Social Contribution Taxes	(9,087)	(9,087)	(29,742)	(29,742)
4.01.01.07	Provision for Swap Operations	(143,040)	(143,040)	(197,713)	(197,713)
4.01.01.09	Provision for Contingencies	404	404	28,105	28,105
4.01.01.10	Monetary and Exchange Variation, net	214,025	214,025	(138,897)	(138,897)
4.01.01.11	Other Provisions	59,155	59,155	32,217	32,217
4.01.02	Variation in Assets and Liabilities	(723,825)	(723,825)	(529,731)	(529,731)
4.01.02.01	Accounts Receivable	48,583	48,583	(159,722)	(159,722)
4.01.02.02	Inventories	(431,918)	(431,918)	(60,049)	(60,049)
4.01.02.03	Taxes to Offset	232,487	232,487	59,118	59,118
4.01.02.04	Suppliers	41,850	41,850	(133,342)	(133,342)
4.01.02.05	Salaries and Social Charges	(1,631)	(1,631)	(12,486)	(12,486)
4.01.02.06	Taxes	(27,917)	(27,917)	14,361	14,361
4.01.02.07	Contingent Liabilities	(18,005)	(18,005)	12,731	12,731
4.01.02.08	Financial Institutions – Interest	(360,457)	(360,457)	(225,226)	(225,226)
4.01.02.10	Taxes paid in installments - REFIS	(157,532)	(157,532)	0	0
4.01.02.11	Judicial Deposits	(7,568)	(7,568)	(52,811)	(52,811)
4.01.02.13	Other	(41,717)	(41,717)	27,695	27,695
4.01.03	Other	0	0	0	0
4.02	Net Cash from Investment Activities	(696,290)	(696,290)	(219,130)	(219,130)
4.02.01	Swap Contracts (Derivatives)	(22,737)	(22,737)	169,382	169,382

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD  (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2010 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	5 -1/1/2009 to 3/31/2009	6 - 1/1/2009 to 3/31/2009
4.02.02	Advance for Future Capital Increase	(34,198)	(34,198)	0	0
4.02.03	Property, Plant and Equipment	(433,980)	(433,980)	(387,349)	(387,349)
4.02.04	Investment in trading securities	(188,491)	(188,491)	0	0
4.02.05	Intangible Assets	(16,884)	(16,884)	(1,163)	(1,163)
4.03	Net Cash from Financing Activities	1,269,090	1,269,090	235,089	235,089
4.03.01	Loans and Financing	1,651,374	1,651,374	501,954	501,954
4.03.02	Financial Institutions – Principal	(382,284)	(382,284)	(266,863)	(266,863)
4.03.03	Dividends and Interest on Shareholders’ Equity	0	0	(2)	(2)
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	41,104	41,104	(73,616)	(73,616)
4.05	Increase (Decrease) in Cash and Cash Equivalents	1,062,165	1,062,165	(67,390)	(67,390)
4.05.01	Opening Balance of Cash and Cash Equivalents	8,086,742	8,086,742	9,224,112	9224,112
4.05.02	Closing Balance of Cash and Cash Equivalents	9,148,907	9,148,907	9,156,722	9,156,722

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

11.01  – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2010 TO 3/31/2010 (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	4,211,770	0	(382,314)	5,510,433
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	0	4,211,770	0	(382,314)	5,510,433
5.04	Net Income/Loss for the Period	0	0	0	0	481,572	0	481,572
5.05	Allocations	0	0	0	0	(89,204)	0	(89,204)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(89,204)	0	(89,204)
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	111,776	111,776
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	111,776	111,776
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	18,660	(18,606)	0	54
5.12.01	Unrealized Profit	0	0	0	18,660	(18,606)	0	54
5.12.02	Other	0	0	0	0	0	0	0
5.13	Closing Balance	1,680,947	30	0	4,230,430	373,762	(270,538)	6,014,631

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

11.02  – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2010 TO 3/31/2010 (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	4,211,770	0	(382,314)	5,510,433
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	0	4,211,770	0	(382,314)	5,510,433
5.04	Net Income/Loss for the Period	0	0	0	0	481,572	0	481,572
5.05	Allocations	0	0	0	0	(89,204)	0	(89,204)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(89,204)	0	(89,204)
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	111,776	111,776
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	111,776	111,776
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	18,660	(18,606)	0	54
5.12.01	Unrealized Profit	0	0	0	18,660	(18,606)	0	54
5.12.02	Other	0	0	0	0	0	0	0
5.13	Closing Balance	1,680,947	30	0	4,230,430	373,762	(270,538)	6,014,631

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(In thousands of Reais, unless otherwise stated)

1.     OPERATIONS

The main activities of Companhia Siderúrgica Nacional (“CSN”) or “Company” are the production of flat steel products and its main industrial complex is the Presidente Vargas Steelworks (“UPV”) located in the city of Volta Redonda, State of Rio de Janeiro and iron ore production, whose operation is developed in the city of Congonhas, in the State of Minas Gerais.

CSN also explores limestone and dolomite in the branches in the State of Minas Gerais and tin in the State of Rondônia, in order to meet the needs of UPV and the surplus raw materials are traded with subsidiaries and third parties. In order to provide greater synergy to the processes, the Company also maintains strategic investments in mining companies, railroad, electricity, and cement. In addition, the Company is establishing a long steel plant in Volta Redonda.

The Company, aiming to get closer to clients and exploit markets on a global level, has a steel distributor, metal packaging plants, in addition to a galvanized steel plant in the southern region of Brazil and another in the southeast of Brazil to meet the demand of the home appliance, civil construction and automotive industries. Abroad, the Company has a steel rolling mill in Portugal and another mill in the United States.

The Company’s shares are listed on the Stock Exchanges in Brazil under ticker CSNA3 (BOVESPA) and in the United States - SID (NYSE).

2.     PRESENTATION OF THE QUARTERLY INFORMATION

The individual (Parent Company) and consolidated quarterly information was prepared in accordance with the accounting practices adopted in Brazil, which include the Brazilian Corporate Law, Pronouncements, Guidelines and Interpretations issued by the Committee for Accounting Pronouncements and rules issued by the Brazilian Securities and Exchange Commission (“CVM”), in effect as of December 31, 2009, which will be different than those that will be used in the preparation of financial statements of December 31, 2010.

In 2009, the Committee for Accounting Pronouncements – CPC issued several pronouncements, interpretations and guidelines approved by the Brazilian Securities and Exchange Commission (CVM) and by the Federal Accounting Council, also in 2009, mandatory as of 2010, including for the March 31, 2010 quarterly information, which will be reissued comparatively.

CVM, through its Resolution 603 of November 10, 2009, authorized publicly-held companies to present their quarterly information throughout 2010, pursuant to the accounting practices in effect on December 31, 2009.

The Company’s Management is starting the process to assess the possible impacts caused by these new rules and, therefore, is disclosing its quarterly information related to March 31, 2010 based on the accounting practices effective as of December 31, 2009. This process involves revising internal controls, systems and other material aspects. The analyses are not advanced yet to allow a safe disclosure of possible effects of the adoption of the new accounting rules. In the Management’s preliminary evaluation, the main Pronouncements, Guidelines and Interpretations issued by the Committee for Accounting Pronouncements that may impact the financial statements as of the year ended December 31, 2010, are:

•         CPC 16 - Inventory

Due to possible changes on property, plant and equipment’s depreciation related to the revision of their useful lives, the cost of inventory and of products sold shall be impacted. Since there is not an estimate of the impacts of the change on the useful lives of property, plant and equipment, purpose of CPC 27, we cannot measure the impacts on the result for the year or shareholders’ equity. The Company is assessing other possible impacts from the adoption of this pronouncement.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

•         CPC 27 – Property, plant and equipment and ICPC 10 – Clarifications on Technical Pronouncements CPC 27 – Property, plant and equipment and CPC 28 – Investment Property

The adoption of this pronouncement might change depreciation amounts recorded due to the revision of property, plant and equipment’ useful lives. The expected accounting effects will occur in depreciation cost and expenses in the year and, consequently, on property, plant and equipment’ residual amounts. The analysis of changes on property, plant and equipment’ useful lives is in progress and the effects of the possible changes have not been measured so far. The Company’s Management is also evaluating the possible effects from the eventual utilization of property, plant and equipment costs.

•         CPC 32 – Income Taxes

The adoption of this pronouncement is being evaluated regarding its impact on the calculation of deferred taxes, especially regarding the treatment of some temporary differences mentioned in paragraph 39 of this pronouncement. The Company’s Management has not concluded the analysis of this pronouncement and understands that it is not possible to safely measure the eventual impacts on the financial statements yet.

In addition to the topics mentioned above, the following accounting pronouncements can impact the Company’s financial statements. The Company’s Management, however, has not concluded the possible impacts caused by the adoption of these pronouncements:

•         CPC 22 – Segment information

•         CPC 26 – Disclosure of financial statements

•         CPC 36 – Consolidated financial statements

•         CPC 38 – Financial instruments: Recognition and measurement

•         CPC 39 – Financial instruments: Presentation

•         CPC 40 – Financial instruments: Disclosure

•         ICPC 04 – Scope of CPC 10 – Share-based payment

•         ICPC 05 – Pronouncement CPC 10 Share-based payment – Transaction with the group’s shares and treasury shares

•         ICPC 08 – Accounting of proposed dividend payment

•         ICPC 09 – Individual financial statements, separate financial statements, consolidated financial statements and application of the equity accounting method

•         OCPC 03 – Financial instruments: Recognition, measurement and disclosure

The Company shall restate the quarterly information taking into consideration the application of the new rules until the issuance of annual financial statements.

Foreign currency translation

Foreign currency transactions are translated into reais using exchange rates in effect on the transaction dates. The result from balance sheet accounts are translated at the exchange rate on the balance sheet date, and US$1 was equivalent to R$1.7810 on March 31, 2009 (R$1.7412 on December 31, 2009). Foreign currency-denominated revenues, costs and expenses are translated at the average exchange rate of the month when they occur. Exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recorded in the statement of income.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

3.     MAIN ACCOUNTING PRACTICES

(a)      Determination of results of operations

The results of operations are recognized on an accrual basis. Revenues from the sale of products are recognized when all risks and rewards related to the goods ownership have been transferred to the buyer. Revenues from services rendered are recognized as services are provided.

The Company adopts as revenue recognition policy the date the product is delivered to the buyer, and when it can safely measure its value.

The income includes revenues, monetary and exchange charges and variations, restated according to official indices and rates levied on assets and liabilities and, when applicable, the effects of adjustments at market or realization value.

(b)      Current and noncurrent assets

•         Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity, redeemable in up to 90 days from the balance sheet dates, immediately convertible into cash and with an insignificant risk of change in their market value. Deposit certificates that may be redeemed at any time without penalties are considered cash equivalents.

•         Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount, including the respective taxes and ancillary expenses and credits from clients in foreign currency corrected at the exchange rate as of the date of the financial statements. The allowance for doubtful accounts was recorded in an amount considered adequate to support possible losses. Management’s assessment takes into account the client’s history, the financial situation and the assessment of our legal advisors regarding the receipt of these credits for the recording of this provision.

•         Inventories

These are recorded at the lowest value between the cost and the net realizable value. The cost is determined using the average weighted cost method in the acquisition of raw materials, whereas products in progress and/or finished are measured at production or acquisition cost. Imports in progress are recorded at identified purchase cost.

•         Investments

Investments in subsidiaries, jointly-owned subsidiaries and associated companies are recorded and measured by the equity accounting method and the gains and losses are recognized in income for the period as operating income (or expenses). In the case of exchange variation of investment abroad whose functional currency is different to the Company’s currency, variations in the amount of investments deriving solely from the exchange variation are recorded in the "Equity Valuation Adjustment" account, in the Company’s shareholders’ equity, and are only registered in the result when the investment is sold or written-off by loss. Gains or transactions to be performed between the Company and its subsidiaries and related companies are eliminated. Other investments are recorded and held at cost.

When necessary, the accounting practices of the subsidiaries and jointly-owned subsidiaries are changed to ensure criteria, consistency and uniformity with the practices adopted by the Company.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

•         Property, plant and equipment

These are recorded at acquisition, formation or construction cost. Depreciation is calculated through the straight-line method, based on the remaining economic useful lives of the assets (Note 13), and depletion of the mines is calculated based on the quantity of iron ore extracted. Loans costs related to funds raised for specific construction in progress are capitalized until the constructions are concluded.

Machinery, equipment, buildings and other items of property, plant and equipment are stated at the historical acquisition cost, monetarily restated up to December 31, 1995.

Improvements in existing assets will be added to property, plant and equipment, and maintenance and repair costs to the result, when incurred.

•         Asset impairment

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed annually to identify evidences of non-recoverable losses, or also, whenever events or changes in circumstances indicate that the book value cannot be recovered. For valuation purposes, the assets are grouped in the smallest group of assets for which cash flows are identified separately.

•         Intangible assets

Intangible assets comprise of assets acquired from third parties, including by means of business combinations, and/or those internally generated.

These assets are recorded at the acquisition or formation cost, less amortization calculated through the straight-line method based on exploration or recovery terms.

Intangible assets with indefinite useful lives, as well as goodwill for expected future profitability, are no longer amortized as from January 1, 2009, and their recoverable value are tested on a yearly basis, or whenever it is necessary.

•         Deferred charges

In this group, just the remaining balances of deferred pre-operating expenses are maintained, which are amortized in accordance with the criteria prior to Law 11,638/07 due to the option offered by the CPC Technical Pronouncement 13 (Initial adoption of Law 11,638/07) and Provisional Measure 449/08.

•         Other current and noncurrent assets

Stated at their realization value, including, when applicable, the yields earned up to the date of the quarterly information or, in the case of prepaid expenses, at cost.

(c)      Current and noncurrent liabilities

These are stated at their known or calculable values, plus, when applicable, the corresponding charges and monetary and foreign exchange variations incurred up to the date of the financial statements.

•          Employee benefits

i)              Pension obligations

The liability related to defined benefit pension plans is the present value of the defined benefit liability on the balance sheet date less the market value of the plan assets adjusted by actuarial gains or losses and cost of past

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

services. The defined benefit liability is calculated annually by independent actuaries. The present value of the defined benefit liability is determined by the estimate of future cash outflow, using the interest rates of government bonds whose maturity terms are close to those of the related liability.

The actuarial gains and losses resulting from changes in the actuarial assumptions and changes to the pension plans are allocated or credited to income by the average remaining length of service of related employees.

For the defined contribution plans, the company pays contributions to government or private pension plans on a mandatory, contractual or voluntary basis. As soon as contributions are paid, the company has no other additional payments obligations. Regular contributions comprise the net costs for the period in which they are due, being included in personnel costs.

In compliance with Resolution 371/00, issued by the CVM, the Company has been recording the respective actuarial liabilities as from January 1, 2002, in accordance with the aforementioned reported resolution and based on independent actuary studies, which are carried out annually.

ii)             Profit sharing and bonuses

Profit sharing of employees is subject to achieving certain operating and financial targets, mainly allocated to the production cost when applicable and to general and administrative expenses.

•         Income and social contribution taxes

Income tax is calculated at rates of 15% plus an additional of 10% on taxable basis and social contribution on net income at a 9% rate on the taxable basis. In the calculation of taxes, the offsetting of the tax loss carryforward and negative basis of social contribution is also considered, and it is limited to 30% of the taxable income.

The deferred tax assets deriving from tax loss carry forwards, negative basis of social contribution on net income and temporary differences between calculation basis of tax on assets and liabilities and book values of the quarterly information were recorded in compliance with the CVM Rule 371/02 and took into consideration the historic profitability and the expectations of generating future taxable income, based on a technical study.

(d)      Financial instruments

i)              Classification and measurement

Financial assets are classified in the following categories: measured at fair value through profit and loss, loans and receivables, held to maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. The Company’s Management sets forth the classification of its financial assets at the initial recognition.

•         Financial assets measured at fair value through profit and loss

Financial assets measured at fair value through profit and loss are financial assets held for active and frequent trading. Derivatives are also categorized as held for trading and, therefore, are classified in this category, unless they have been recorded as hedge instruments. Assets in this category are classified as current. Gains or losses from variations in fair value of financial assets measured at fair value through profit and loss are recorded in the statement of income under "Financial income" in the period they occur, unless the instrument has been taken out in connection with another operation. In this case, variations are recorded in the same line as the income impacted by said operation.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

•         Loans and receivables

This category includes loans granted and receivables that are non-derivative financial assets with fixed payment or to be established, not priced at an active market. They are included as current assets, except those with a maturity term greater than 12 months after the balance sheet date (these are classified as noncurrent assets). Loans and receivables comprise loans to associated companies, trade accounts receivable, other accounts receivable and cash and cash equivalents, excluding short-term investments. Loans and receivables are accounted for at the amortized cost, using the effective interest rate method.

•         Financial assets held to maturity

They are basically financial assets that cannot be classified as loans and receivables and are acquired with the financial purpose and ability to be held in portfolio until maturity. They are measured at the amortized cost by the effective interest rate method.

•         Financial assets available for sale

These are non-derivative financial assets that are not classified in any other category. They are included in noncurrent assets, unless Management intends to dispose of the investment within 12 months after the balance sheet date. Financial assets available for sale are recorded at fair value. Interest on securities available for sale, calculated through the effective interest rate method, are booked as financial revenues in the statement of income. The amount corresponding to variation in fair value is recorded against shareholders’ equity, in the Equity Valuation Adjustments account and is realized against result during its settlement or impairment.

•         Fair value

Fair value of listed investments is based on current acquisition prices. For financial assets without an active market or which are not publicly traded, the fair value is established through appraisal techniques, including the use of recent outsourced operations, the use of other materially similar instruments as reference, discounted cash flow analysis and option pricing models that make the greatest possible use of information from the market and the least possible use of information generated by the Company’s Management.

On the balance sheet date, the Company assesses whether there is any objective evidence that a given financial asset or group of financial assets is recorded at a value higher than its recoverable value (impairment). In case of financial assets available for sale, should there be any such evidence, the accrued loss (calculated as the difference between the acquisition cost and the current fair value less any impairment loss of such financial asset previously recorded in the result) is taken from the shareholders’ equity and recorded in the statement of income.

ii)             Derivative instruments and hedge activities

Initially, derivatives are recorded at their fair value on the date that derivative agreements are signed, being subsequently remeasured at their fair value. The resulting variations in fair value are booked against the result, except in the case of derivatives designated as cash flow hedge instruments.

In 2009, the Company maintained a financial instrument called total return equity swap, purpose of which is to increase the return on financial assets. This instrument was recorded at fair value and gains and losses were recognized in the statement of income.

This instrument was recorded in other accounts payable, and its margin of guarantee in other accounts receivable; the instrument was settled on August 13, 2009.

Although the Company makes use of derivatives for protection purposes, it does not apply hedge accounting.

Fair value of derivative instruments is disclosed in Note 18.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(e)      Treasury shares

As established by the CVM Rule 10 of February 14, 1980, shares held in treasury are recorded at cost of acquisition, and the market value of these shares is calculated based on the average stock exchange quotation on the last day of the year.

(f)       Accounting estimates

Accounting estimates are required when the financial statements are prepared, for recording certain assets, liabilities and other transactions. Therefore, the quarterly information includes estimates to measure allowance for doubtful accounts, provision for inventory losses, provisions for labor, civil, tax, environmental and social security liabilities, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employees’ benefits. The estimates and assumptions are periodically reviewed; however, the actual results can differ from these estimates.

4.     AMENDMENTS TO THE 2009 QUARTERLY INFORMATION AS REVIEWED BY CPC 2R

Quarterly information includes the changes introduced by the revision of CPC 02. Below is the Company’s charts with the effects from the application of CPC 2R.

•         Income

				3/31/2009
				Parent Company
		Adjustments of		Balance prior to
	Closing balance	Resolution 624/10		adjustments
NET REVENUE	1,806,018			1,806,018
Cost of products and services sold	(1,345,095)			(1,345,095)
GROSS OPERATING INCOME	460,923			460,923
OPERATING EXPENSES AND REVENUES
Selling expenses	(96,433)			(96,433)
General and administrative expenses	(70,777)			(70,777)
Other operating expenses	(10,356)	48	(1)	(10,404)
OPERATING INCOME BEFORE FINANCIAL EFFECTS AND INTEREST	283,357	48		283,309
Financial expenses and revenues
Gains and losses for equity pick-up	304,583	(1,875)	(1)	306,458
Monetary and exchange variation, net	187,028	75,753	(1) and (2)	111,275
Other financial expenses/revenues	(493,435)	(129,207)	(1)	(364,228)
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	281,533	(55,281)		336,814
Income and social contribution taxes	22,511	45,787	(3)	(23,276)
NET INCOME FOR THE YEAR	304,044	(9,494)		313,538

(1)   Change in the accounting treatment of the companies Islands VII, VIII, IX, X, XI; Tangua and International Investment Fund, previously accounted for as branches, and are now registered as subsidiaries of CSN, pursuant to CVM Resolution 624 of January 28, 2010.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(2)   Exchange rate variation of loans and financing from related party operations: Fixed rate notes, intercompany, prepayment and loan.

(3)   Income tax (IR) and social contribution on net income (CSLL) related to exchange rate variation of loans and financing from intercompany operations: Fixed rate notes, intercompany, prepayment and loan.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Cash flow

			3/31/2009
			Parent Company
		Adjustments of	Balance prior to
	Closing balance	Resolution 624/10	adjustments
Cash flow from operating activities:
Net income for the period	304,044	(9,494)	313,538
Adjustments to reconciliate net income for the period
with funds from operating activities:
- Monetary and exchange variations, net	(198,397)	99,257	(297,654)
- Provision for charges on loans and financing	428,390	(64,505)	492,895
- Equity pick-up	(304,583)	1,875	(306,458)
- Deferred income and social contribution taxes	(107,496)	(45,787)	(61,709)
- Sw ap provision		(4,944)	4,944
- Other provisions	(32)	20,115	(20,147)
- Other w ithout the effect of CVM Resolution 624 (1)	118,406		118,406
	240,332	(3,483)	243,815
(Increase) decrease in assets:
- Credits w ith subsidiaries and associated companies	(1,198,387)	(1,092,552)	(105,835)
- Other	(8,788)	2,695	(11,483)
- Other w ithout the effect of CVM Resolution 624 (1)	(7,191)		(7,191)
	(1,214,366)	(1,089,857)	(124,509)
Increase (decrease) in liabilities:
- Accounts payable - subsidiary		(47)	47
- Other	57,428	12,020	45,408
- Other w ithout the effect of CVM Resolution 624 (1)	(86,131)		(86,131)
	(28,703)	11,973	(40,676)

Charges on paid loans and financing
- Interest paid	(228,527)	91,114	(319,641)
- Other w ithout the effect of CVM Resolution 624 (1)		4,771	(4,771)
	(228,527)	95,885	(324,412)
Net cash from operating activities	(1,231,264)	(985,482)	(245,782)
Cash flow used in investing activities:
- Investments / advances for future capital increase	1,904,450	2,014,440	(109,990)
- Other w ithout the effect of CVM Resolution 624 (1)	(156,326)		(156,326)
Net cash used in investing activities	1,748,124	2,014,440	(266,316)
Cash flow from financing activities
- Loans and financing	462,837	(23,366)	486,203
- Financial institutions - principal	(231,063)	71,480	(302,543)
- Other w ithout the effect of CVM Resolution 624 (1)	(2)		(2)
Net cash used in financing activities	231,772	48,114	183,658
Exchange variation on cash and cash equivalents (2)	(110)	(110)
Increase (decrease) of cash and cash equivalents	748,522	1,076,962	(328,440)
Cash and cash equivalents at the beginning of the year	1,269,546	(6,122,133)	7,391,679
Cash and cash equivalents at the end of the year	2,018,068	(5,045,171)	7,063,239

(1)   These refer to the total cash flow operations that were not amended by CVM Resolution 624 of January 28, 2010.

(2)   For a better presentation, according to the CPC Technical Pronouncement 3 – Statements of cash flows, the exchange variations on cash and cash equivalents were reclassified in the parent company and consolidated.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

•         Statement of Value Added

			3/31/2009
			Parent Company
	Closing	Adjustments of	Balance prior to
	balance	Resolution 624/10	adjustments

Revenues
Sales of goods, products and services	2,435,166		2,435,166
Other revenues/expenses	(32)		(32)
Allow ance for/reversal of doubtful accounts	(20,019)		(20,019)
	2,415,115		2,415,115
Input acquired from third parties
Costs of products, goods and services sold	(1,599,526)		(1,599,526)
Materials, energy - Third party services - other	(93,671)	48	(93,719)
Asset impairment	(4,810)		(4,810)
	(1,698,007)	48	(1,698,055)
Gross value added	717,108	48	717,060
Retention
Depreciation, amortization and depletion	(115,399)		(115,399)
Net value added produced	601,709	48	601,661
Value added received in transfers
Equity pick-up	304,583	(1,873)	306,456
Financial income/assets exchange variation	104,850	(44,132)	148,982
Other	815		815
	410,248	(46,005)	456,253
Total value added to distribute	1,011,957	(45,957)	1,057,914

DISTRIBUTION OF VALUE ADDED
Personnel	132,889		132,889
Direct compensation	95,576		95,576
Benefits	23,540		23,540
Government Severance Indemnity Fund for Employees (FGTS)	13,773		13,773
Taxes, fees and contributions	164,085	(45,787)	209,872
Federal	117,052	(45,787)	162,839
State	43,427		43,427
Municipal	3,606		3,606
Third party capital remuneration	410,939	9,324	401,615
Interest	410,379	9,324	401,055
Rentals	560		560
Remuneration of shareholders' equity	304,044	(9,494)	313,538
Interest on shareholders' equity	83,206		83,206
Retained earnings	220,838	(9,494)	230,332
	1,011,957	(45,957)	1,057,914

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

5.     CONSOLIDATED QUARTERLY INFORMATION

The accounting practices were applied uniformly in all the consolidated companies.

The consolidated quarterly information for the period ended March 31, 2010 and year ended December 31, 2009, include the following jointly-owned subsidiaries, direct and indirect subsidiaries, in addition to exclusive funds Diplic and Mugen, as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Ownership interest (%)
Companies	3/31/2010	12/31/2009	Main activities
Direct investment: full consolidation
CSN Islands VII	100.00	100.00	Financial operations
CSN Islands VIII	100.00	100.00	Financial operations
CSN Islands IX	100.00	100.00	Financial operations
CSN Islands X	100.00	100.00	Financial operations
CSN Islands XI	100.00	100.00	Financial operations
CSN Islands XII	100.00	100.00	Financial operations
Tangua	100.00	100.00	Financial operations
International Investment Fund	100.00	100.00	Equity interest
CSN Energy	100.00	100.00	Equity interest
CSN Export	100.00	100.00	Financial operations, trading of products and equity interest
CSN Overseas	100.00	100.00	Financial operations and equity interest
CSN Panama	100.00	100.00	Financial operations and equity interest
CSN Steel	100.00	100.00	Financial operations and equity interest
DIPLIC - Multimarket investment fund	100.00	100.00	Investment fund
Mugen - Multimarket investment fund	100.00	100.00	Investment fund
TdBB S.A	100.00	100.00	Dorment Company
Sepetiba Tecon	99.99	99.99	Port Services
Mineração Nacional	99.99	99.99	Mining and equity interest
CSN Aços Longos	99.99	99.99	Steel and/or metal products industry and trade
Itaguaí Logística	99.99	99.99	Logistics
Estanho de Rondônia - ERSA	99.99	99.99	Mining
Cia Metalic Nordeste	99.99	99.99	Packaging production
Companhia Metalúrgica Prada	99.99	99.99	Packaging production
CSN Cimentos	99.99	99.99	Cement production
Inal Nordeste	99.99	99.99	Steel products service center
CSN Gestão de Recursos Financeiros	99.99	99.99	Dorment Company
Congonhas Minérios	99.99	99.99	Mining and equity interest
CSN Energia	99.90	99.90	Electricity trading
Transnordestina Logística	72.56	84.34	Railroad transport
Indirect investment: full consolidation
CSN Aceros	100.00	100.00	Equity interest
CSN Cayman	100.00	100.00	Financial operations, trading of products and equity interest
CSN Iron (wounded up on 1/31/2010)		100.00	Financial operations
CSN Cement	100.00	100.00	Financial operations and equity interest
Companhia Siderurgica Nacional LLC	100.00	100.00	Steel
Energy I	99.99	100.00	Equity interest
CSN Europe (1)	100.00	100.00	Financial operations, trading of products and equity interest
CSN Ibéria	100.00	100.00	Financial operations and equity interest
CSN Portugal (2)	100.00	100.00	Financial operations e trading of products
Lusosider Projectos Siderúrgicos	100.00	100.00	Equity interest
CSN Acquisitions	100.00	100.00	Financial operations and equity interest
CSN Finance UK Ltd	100.00	100.00	Financial operations and equity interest
CSN Holdings UK Ltd	100.00	100.00	Financial operations and equity interest
Itamambuca Participações	99.99	99.99	Mining and equity interest
Lusosider Aços Planos	99.94	99.94	Steel and equity interest
CSN Energia	0.10	0.10	Electricity trading
Direct investment: proportional consolidation
Nacional Minérios	60.00	60.00	Mining and equity interest
Itá Energética	48.75	48.75	Electricity generation
MRS Logística	22.93	22.93	Railroad transport
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electricity consortium
Partnership in joint ventures	39.47	39.47	Equity interest
Indirect investment: proportional consolidation
Partnership in joint ventures	60.53	60.53	Equity interest
Namisa International Minerios SLU	60.00	60.00	Equity interest and trading of products and mining
Namisa Europe	60.00	60.00	Equity interest and trading of products and mining
Pelotização Nacional	59.99	59.99	Mining and equity interest
MG Minérios	59.99	59.99	Mining and equity interest
MRS Logística	10.34	10.34	Railroad transport

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(1)   New corporate name of CSN Madeira, changed on January 8, 2010.

(2)   New corporate name of Hickory, changed on January 8, 2010.

The following consolidation procedures were adopted in the preparation of the consolidated quarterly information:

•         Elimination of the balances of asset and liability accounts between consolidated companies;

•         Elimination of the balances of investments and shareholders’ equity between consolidated companies;

•         Elimination of balances of income and expenses and unrealized profit deriving from consolidated intercompany transactions;

•         Presentation of income and social contribution taxes on the unrealized profit as deferred taxes in the consolidated quarterly information; and

•         Reclassification of exchange rate variations of monetary items with net foreign investment characteristics from financial income to shareholders’ equity. Due to the change in the Management’s intent regarding the settlement of these loans, the foreign exchange effects determined after August 31, 2009 have been recorded in income for the year, and accumulated amount calculated up to August 31, 2009 will be recorded in income as the respective monetary items are settled.

Pursuant to the CVM Rule 408 of August 18, 2004, the Company consolidates the quarterly information of the exclusive investment funds Diplic and Mugen.

The base date for the subsidiaries’ and jointly-owned subsidiaries’ quarterly information coincides with that of the Parent Company.

The reconciliation between shareholders’ equity and net income for the year of the Parent Company and consolidated is as follows:

	Shareholders' equity		Net income for the year
	3/31/2010	12/31/2009	3/31/2010	3/31/2009
Parent Company	6,050,171	5,564,633	462,966	304,044
Elimination of interests in inventories	(35,540)	(54,200)	18,660	36,682
Other adjustments			(54)	28,098
Consolidated	6,014,631	5,510,433	481,572	368,824

6.     RELATED PARTIES TRANSACTIONS

a)     Transactions with Parent Company

Vicunha Siderurgia S.A. is a holding company whose purpose is to hold interest in other companies. It is the Company’s main shareholder, with a 46.20% interest in the voting capital.

Vicunha Siderurgia’s corporate structure is as follows (unaudited information):

Rio Purus Participações S.A. – holds 60% of National Steel and 59.99% of Vicunha Steel S.A.

CFL Participações S.A. – holds 40% of National Steel and 39.99% of Vicunha Steel S.A.

National Steel – holds 33.04% of Vicunha Aços

Vicunha Steel – holds 66.96% of Vicunha Aços

Vicunha Aços – holds 99.99% of Vicunha Siderurgia

CSN recorded interest on shareholders’ equity for the year, paid dividends and interest on shareholders’ equity for Vicunha Siderurgia in the amount indicated in the table below, according to the percentage of Vicunha Siderurgia’s interest in CSN as of the closing date of this quarterly information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

		Proposed		Interest on
		interest on		shareholders'
	Proposed	shareholders'	Dividends paid in	equity paid in the
Parent Company	dividends	equity	the period	period
Total on 3/31/2010		42,689
Total on 12/31/2009	717,834	153,121	689,747	243,060

b) Transactions with jointly-owned subsidiaries

The Company holds interest in jointly-owned subsidiaries in the strategic areas of mining, logistics and power generation. The characteristics, purposes and transactions with these companies are stated as follows:

•         Assets

	Accounts	Dividends	Loans/Current
Companies	receivable	receivable	accounts(*)	Total
Nacional Minérios	24,556	275,139	1,211,304	1,510,999
MRS Logística	1,159	65,979		67,138
Itá Energetica		5,790		5,790
Total on 3/31/2010	25,715	346,908	1,211,304	1,583,927
Total on 12/31/2009	26,947	346,908	1,231,721	1,605,576

(*)Loan agreement of R$1,197,800, starting on January 28, 2009; the face value of this agreement is entitled to compensatory interest correspondent to 101% of CDI Cetip, maturing on January 31, 2012.

•         Liabilities and shareholders’ equity

	Liabilities				Shareholders' equity
	Advance from	Loans / Current			Equity valuation
Companies	clients	accounts	Other (*)	Total	adjustments - Effects	Total
Nacional Minérios	7,720,355	12,572	26	7,732,953	(15,243)	(15,243)
MRS Logística		2,142	74,568	76,710
Itá Energetica			13,123	13,123
Total on 3/31/2010	7,720,355	14,714	87,717	7,822,786	(15,243)	(15,243)
Total on 12/31/2009	7,638,658	11,823	86,635	7,737,116	(20,183)	(20,183)

Namisa: the advance from clients received from the jointly-owned subsidiary Nacional Minérios S.A. is related to the contractual obligation of iron ore supply and port services. The contract has a 12.5% p.a. interest rate and maturity expected for June 2042, amounting to R$115,474, is due in 2011.

The valuation adjustment effects refer to an investee abroad whose functional currency is different from the real.

(*) MRS: in other accounts payable we recorded the amount provisioned to cover take-or-pay and block rates contractual expenses related to the rail transportation contract.

(*) Itasa: it is related to the electric power supply billed under normal market conditions of the Brazilian energy market, ruled by Electric Power Trade Chamber.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

•         Income

	Revenues			Costs/Expenses
		Interest and
		monetary and		Cost of
	Products and	exchange		products and	Interest
Companies	services	variations	Total	services	expenses	Total
Nacional Minérios	121,998	24,580	146,578	36,722	230,092	266,814
MRS Logística				95,030		95,030
Itá Energetica				37,957		37,957
Total on 3/31/2010	121,998	24,580	146,578	169,709	230,092	399,801
Total on 3/31/2009	95,927	23,739	119,666	142,820	220,501	363,321

•         Nacional Minérios S.A. (“Namisa”)

Its main purpose is to extract and sell own and third-party iron ore. The main operations are developed in the cities of Congonhas, Ouro Preto, Itabirito and Rio Acima in the state of Minas Gerais, and in Itaguaí, state of Rio de Janeiro. CSN maintains iron ore supply and port service provision transactions, in addition to administrative, operating and financial support.

•         MRS Logística S.A.

Its purpose is to exploit and develop the public rail cargo transportation service in the Southeast Network, which serves the Rio de Janeiro-São Paulo-Belo Horizonte stretch and provide rail cargo transportation services for the supply and outflow of the CSN raw materials and finished products.

•         Itá Energética S.A. – Itasa

Itasa holds an interest in the Itá Hydroelectric Power Plant consortium and the operations between the parties are related to contracting electric power supply for operations.

c) Transactions with subsidiaries and special purpose entities (exclusive investment funds)

•         Assets

	Accounts	Marketable	Loans/current	Dividends	Advance for future
Companies	receivable	securities (**)	accounts(*)	receivable	capital increase	Other	Total
Exclusive investment funds		857,068					857,068
CSN Export	522,152						522,152
CSN Europe	499,484						499,484
Transnordestina					106,374		106,374
Prada	85,997						85,997
Sepetiba Tecon	119			23,073			23,192
IIF			21,143				21,143
Inal Nordeste	12,425						12,425
Namisa Europe	5,865						5,865
Cia. Metalic Nordeste	3,963						3,963
ERSA						2,870	2,870
CSN Cimentos	1,410						1,410
Total on 3/31/2010	1,131,415	857,068	21,143	23,073	106,374	2,870	2,141,943
Total on 12/31/2009	1,004,646	2,724,714	20,521	23,073	3,362		3,776,316

(*) Contracts in US$ - IIF: interest rate of 3% p.a. with indefinite maturity.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(**)Financial investments in exclusive investment funds managed by Banco BTG Pactual are backed by Brazilian government bonds and have daily liquidity.

Accounts receivable derive from sales operations of products and services among the parent company and the subsidiaries.

•         Liabilities

	Loans and financing			Accounts payable
			Loans and
	Pre-payment	Fixed Rate	intercompany	Loans (3) / current
Companies	(1)	Notes (2)	bonds (2)	accounts	Other	Total
CSN Cement	1,825,157		1,177,014			3,002,171
CSN Islands VIII		1,282,754		1,636		1,284,390
CSN Ibéria		688,361		274,204		962,565
CSN Export	499,276			10,720		509,996
CSN Europe			18,276	314,247		332,523
CSN Aceros				17,904		17,904
Other (*)					5,193	5,193
Total on 3/31/2010	2,324,433	1,971,115	1,195,290	618,711	5,193	6,114,742
Total on 12/31/2009	2,368,682	1,945,559	1,143,915	605,818	1,728	6,065,702

The terms & conditions of the transactions with these subsidiaries are shown as follows:

(1)   Contracts in US$ - Cement: interest from 4.00% to 9.78% p.a. with maturity in June 2018.

Contracts in US$ - CSN Export: interest from 6.01% to 7.26% p.a. with maturity in May 2015.

(2)   Contracts in US$ - Cement: Intercompany Bonds interest of 9.12% p.a. with maturity on June 1, 2047.

Contracts in US$ - Cement (part): 3.99% p.a. with maturity in April 2013.

Contracts in YEN – CSN Islands VIII: interest of 5.65% p.a. with maturity in December 2013.

Contracts in YEN – CSN Ibéria: interest of 1.5% p.a. with maturity on July 13, 2010.

Contracts in US$ - CSN Europe (part): semiannual Libor + 2.25% p.a. with maturity on September 15, 2011.

(3)   Contracts in US$ - CSN Ibéria (part): semiannual Libor + 3% p.a. with indefinite maturity.

Contracts in US$ - CSN Export: semiannual Euribor + 0.5% p.a. with indefinite maturity.

Contracts in US$ - CSN Europe (part): semiannual Libor + 3% p.a. with indefinite maturity.

(*) Other: CSN Cimentos, Prada, Metalic, Ersa, Inal Nordeste and Tecon.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

•         Income

	Revenues			Costs/Expenses
		Interest and			Interest and
		monetary and		Cost of	monetary and
	Products and	exchange		products and	exchange
Companies	services	variations	Total	services	variations	Total
CSN Cement					125,884	125,884
Prada	237,080		237,080	109,669		109,669
CSN Export	72,284	12,233	84,517	60,628	22,263	82,891
CSN Europe	124,444	5,522	129,966	41,391	7,757	49,148
Island VIII					46,511	46,511
CSN Ibéria					16,867	16,867
Cia. Metalic Nordeste	20,425		20,425	10,700		10,700
Inal Nordeste	15,897		15,897	6,412		6,412
Sepetiba Tecon	804		804	5,099		5,099
CSN Cimentos	8,281		8,281	2,092		2,092
ERSA				3,200		3,200
Aceros					400	400
Namisa Europe		131	131
IIF		622	622
Exclusive investment funds		171,550	171,550
Total on 3/31/2010	479,215	190,058	669,273	239,191	219,681	458,872
Total on 3/31/2009	715,804	136,030	851,834	324,805	109,954	434,759

d) Other related parties

•         CBS Previdência

The Company is its main sponsor, a non-profit civil association set up in July 1960, whose main purpose is to pay supplementary benefits to those paid by social security. As a sponsor, CSN maintains payment transactions of contributions and actuarial liability recognition ascertained in defined benefit plans.

•         Fundação CSN

The Company develops socially responsible policies currently focused on Fundação CSN, whose sponsor is the Company. Transactions between the parties are related to operating and financial support for Fundação CSN to develop social projects, mainly in the localities where CSN operates.

•         Banco Fibra

Banco Fibra is under the same control structure of Vicunha Siderurgia, and financial transactions with this bank are limited to transactions in checking accounts and financial investments in fixed income.

The balances of transactions between the Company and these entities are shown as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Assets and Liabilities

	Assets		Liabilities
	Banking checking
	account and financial		Actuarial	Other Accounts
Company	investment	Total	liabilities	Payable	Total
CBS Previdência			32,312		32,312
Fundação CSN	906	906		232	232
Banco Fibra	59	59
Total on 3/31/2010	965	965	32,312	232	32,544
Total on 12/31/2009	940	940	69,944	90	70,034

Income

	Revenues			Expenses
	Interest and monetary			Pension
	and exchange	Other		Fund	Other
Company	variations revenues	revenues	Total	Expenses	expenses	Total
CBS Previdência		26	26	(4,704)		(4,704)
Fundação CSN					68	68
Banco Fibra	187		187
Total on 3/31/2010	187	26	213	(4,704)	68	(4,636)
Total on 3/31/2009	78		78	23,204	207	23,411

e) Key-management personnel

Key management personnel are responsible for planning, directing and controlling the Company’s activities and include the members of the Board of Directors and other officers. Information on compensation and balances existing on March 31, 2010 is shown below.

	3/31/2010	3/31/2009
	Income	Income
Short-term benefits for employees and management	1,925	3,661
Post-employment benefits	20	18
Other long-term benefits	n/a	n/a
Benefits of labor agreement termination	n/a	n/a
Share-based compensation	n/a	n/a
	1,945	3,679

n/a – not applicable

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

7.     CASH AND CASH EQUIVALENTS

	Consolidated		Parent Com pany
	3/31/2010	12/31/2009	3/31/2010	12/31/2009
Current assets
Cash and cash equivalents
Cash and Banks	132,722	142,045	24,808	31,023

Marketable Securities
In Brazil:
Exclusive investment funds			857,068	2,724,714
Government bonds (*)	1,148,596	3,339,972
Fixed income and debentures (**)	2,552,422	1,304,713	799,119	116,545
	3,701,018	4,644,685	1,656,187	2,841,259
Abroad:
Time Deposits	5,315,167	3,300,012	651	637
Total Marketable securities	9,016,185	7,944,697	1,656,838	2,841,896
Cash and Cash Equivalents	9,148,907	8,086,742	1,681,646	2,872,919

The available financial funds in the Parent Company and subsidiaries established in Brazil are primarily invested in exclusive investment funds, whose cash is mostly invested in repurchase operations pegged to Brazilian government bonds, with immediate liquidity. Additionally, a significant portion of the financial funds of the Company and its subsidiaries abroad is invested in Time Deposits in first-tier banks.

The exclusive investment funds, managed by BTG Pactual Serviços Financeiros S.A DTVM, and its assets, are accountable for possible losses in investments and operations carried out. The Company may bear the fund’s operation fees (management, custody and audit fees) and it may also be called to back the shareholders’ equity in the event of losses resulting from interest rate, exchange rate or other financial asset variations.

(*) 100% - National Treasury Notes

(**) Debentures: Investments in the jointly-controlled subsidiary MRS amounting to R$86,642 in Secured Debentures, with remuneration based on the variation of Interbank Deposit Certificates (CDI) in securities of Unibanco, Votorantim, Safra, Itaú BBA, Bradesco and ABN.

Fixed Income: financial investments in the amount of R$799,119 in the parent company and R$2,465,780 in the consolidated, backed by Bank Deposit Certificates, with compensation based on Interbank Deposit Certificate - CDI.

8.     ACCOUNTS RECEIVABLE FROM THIRD PARTIES

	Consolidated		Parent Company
	3/31/2010	12/31/2009	3/31/2010	12/31/2009
Domestic market	1,185,140	1,159,813	792,759	675,719
Foreign market	289,883	359,355	9,724	3,256
Allow ance for doubtful accounts	(387,367)	(346,651)	(340,545)	(290,133)
	1,087,656	1,172,517	461,938	388,842

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The Company also maintains other long-term accounts receivable, and among these assets 77% are debentures issued by Companhia Brasileira de Latas in 2002, in the amount of R$212,870. As of March 31, 2010, the Company held a provision for total loss for these debentures.

9.     ESCROW DEPOSITS

On March 31, 2010, the Company had escrow deposits amounting to R$155,686. This amount was invested in Deutsche as guarantee for the swap operation between Islands VIII and CSN (see Note 18-XI).

Escrow deposit amounts guarantee the investments and their financial operations as derivatives.

10.   INVENTORIES

	Consolidated		Parent Company
	3/31/2010	12/31/2009	3/31/2010	12/31/2009
Finished products	597,904	596,940	429,514	373,744
Work in process	516,487	501,891	463,413	433,922
Raw materials (*)	1,273,075	831,405	873,533	597,121
Supplies	696,865	711,855	592,479	595,550
Provision for losses	(61,090)	(53,145)	(55,105)	(44,796)
	3,023,241	2,588,946	2,303,834	1,955,541

(*) Raw material increase in the first quarter of 2010 was basically due to BQ and BFH purchases to restock inventories.

Certain items taken as obsolete, or with a low turnover, were the purpose of provisions for adjustment at realization value.

11.   DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

(a)   Deferred income and social contribution taxes

Deferred income and social contribution taxes are recorded in order to reflect future tax effects attributable to temporary differences between the tax base of assets, liabilities and the respective carrying value.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Consolidated
	Depreciation,		Accumulated	Residual value
	depletion and amortization		depreciation, depletion
	rate (% p.a.)	Cost	and amortization	3/31/2010	12/31/2009
Machinery and equipment	2.50 to 50.00	7,993,558	(1,894,878)	6,098,680	6,225,797
Mines and mineral deposits	0.06 to 1.44	5,332	(1,078)	4,254	4,351
Buildings	1.67 to 20.00	1,542,805	(211,083)	1,331,722	1,338,023
Furniture and fixtures	8.06 to 33.33	126,554	(104,398)	22,156	22,415
Land		126,979		126,979	126,719
Property, plant and equipment in progress		2,449,430		2,449,430	2,089,253
Other assets	2.50 to 33.33	1,992,495	(641,701)	1,350,794	1,338,972
		14,237,153	(2,853,138)	11,384,015	11,145,530

		Parent Company
Machinery and equipment	2.50 to 50.00	6,872,172	(1,485,510)	5,386,662	5,321,180
Mines and mineral deposits	0.08	2,323	(4)	2,319	2,319
Buildings	1.67 to 20.00	833,042	(69,563)	763,479	728,100
Furniture and fixtures	10.00 to 33.33	105,453	(88,869)	16,584	15,647
Land		85,395		85,395	83,875
Property, plant and equipment in progress		1,288,594		1,288,594	1,107,449
Other assets	2.50 to 33.33	275,325	(93,505)	181,820	159,615
		9,462,304	(1,737,451)	7,724,853	7,418,185

Pursuant to CVM Rule 371/02, some companies of the group, recorded tax credits on tax loss carryforwards and negative basis of social contribution that are not subject to statute of limitations based on the history of profitability and on the expectations of future taxable income determined in technical valuation approved by the Management.

The Company has credits on tax losses in the amounts of R$183,924 in the parent company and R$194,870 in the consolidated (R$143,688 and R$156,934 on December 31, 2009) and R$70,550 on the parent company’s negative basis and R$74,597 in the consolidated (R$54,574 and R$56,661 on December 31, 2009). For being subject to any material aspects that might change realization projections, the book value of deferred tax assets is reviewed monthly and projections are reviewed annually. These studies indicate the realization of these tax assets within the term established by said Instruction and within the 30% limit of the taxable income.

The tax benefit over goodwill of Nacional Minérios S.A., resulting from the merger of Big Jump, was R$1,391,858. In 2010, R$278,372 (R$115,988 in 2009) will be realized, and in the following years (2011 to 2013) this realization will be R$278,372 per year. In 2014, the last year, the benefit will be R$162,382.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(b)   The reconciliation of income and social contribution taxes expenses and revenues of the Parent Company and consolidated and the effective IR and CSLL rate are shown as follows:

	Consolidated		Parent Company

	3/31/2010	3/31/2009	3/31/2010	3/31/2009
				Adjusted
Income before income and social contribution taxes	508,452	453,734	420,057	281,533
Tax rate	34%	34%	34%	34%
Income and social contribution taxes at the combined tax rate	(172,874)	(154,270)	(142,819)	(95,721)
Adjustments to reflect the effective tax rate:
Benefit of Interest on shareholders’ equity - JCP	30,329	28,290	30,329	28,290
Equity income of subsidiaries at different rates or w hich are not taxable
	19,835	78,452	73,084	83,165
Tax incentives	140	1,456		1,456
Adjustments from installments of Law 11,941 and MP 470	103,181		99,710
Other permanent (additions) deductions	(9,159)	(38,838)	(17,395)	(42,701)
Income and social contribution taxes on net income for the year	(28,548)	(84,910)	42,909	(25,511)
Effective rate	6%	19%	-10%	7%

(c)   Transitional Tax Regime

The Transitional Tax Regime (RTT), which was regulated by Law 11,941/09, will be effective until the law that rules tax effects of new accounting methods becomes effective, aiming at tax neutrality.

The regime is optional in calendar years 2008 and 2009, provided that: (i) it is applied to the two-year period 2008-2009, not to a single calendar year; and (ii) the option is expressed in the Statement of Corporate Economic-Financial Information (DIPJ), mandatory as of calendar year 2010.

The Company chose to adopt the RTT in 2008. As a consequence, for purposes of calculating the income tax and social contribution on net income for the years ended in 2009 and 2008, prerogatives set forth in the RTT were used. The adoption of RTT program is mandatory for 2010.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

12.   INVESTMENTS

a)     Direct interest in subsidiaries and jointly-owned subsidiaries

	3/31/2010					12/31/2009
				Net			Net
	Number of shares		%	income		%	income
Companies	(in units)		Direct	(loss)	Shareholders'	Direct	(loss)	Shareholders'
	Common	Preferred	interest	for the year	equity	interest	for the year	equity
Steel
Cia. Metalic Nordeste	87,868,185	4,424,971	99.99	8,590	99,158	99.99	(3,553)	90,568
INAL Nordeste	43,985,567		99.99	(808)	36,150	99.99	(10,579)	36,958
CSN Aços Longos	240,278,171		99.99	(282)	341,079	99.99	(1,451)	268,475
GalvaSud (3)				8,424		99.99	108,585	783,421
CSN Steel	480,726,588		100.00	(83,814)	3,562,305	100.00	(43,527)	1,414,208
CSN Overseas	7,173,411		100.00	26,775	1,031,892	100.00	27,039	1,005,117
CSN Panama	4,240,032		100.00	26,497	743,451	100.00	136,473	692,836
CSN Energy	3,675,319		100.00	48,772	1,056,188	100.00	635,848	920,618
CSN Export	1,036,429		100.00	(1,340)	206,272	100.00	(9,606)	207,613
Cia. Metalurgica Prada	3,155,036		100.00	4,572	488,229	100.00	(80,907)	483,657
CSN Islands VII	20,001,000		100.00	(40)	32,519	100.00	(14,963)	32,559
CSN Islands VIII	1,000		100.00	851	11,509	100.00	(2,089)	10,658
CSN Islands IX	1,000,000		100.00	(896)	814	100.00	(4,604)	(28)
CSN Islands X	1,000		100.00	(1,743)	(34,091)	100.00	6,666	(32,348)
CSN Islands XI	50,000		100.00	(5,090)	6,642	100.00	(24,381)	(18,277)
Tangua	15		100.00	6,803	255,745	100.00	(986,513)	248,943
International Investment Fund	50,000		100.00	5,503	113,116	100.00	31,649	107,615

Logistics
MRS Logística	188,332,667	151,667,313	22.93	111,803	1,781,638	22.93	605,730	1,669,836
Transnordestina Logística	825,735,487	194,577,508	72.56	(6,089)	613,959	84.34	(23,708)	530,589
Sepetiba Tecon	254,015,053		99.99	7,694	184,151	99.99	31,856	176,457
Itaguaí Logística	1,000,000		99.99	1	999	99.99	(2)	998
Energy
Itá Energética	520,219,172		48.75	10,826	647,020	48.75	50,011	636,193
CSN Energia	1,000		99.90	640	62,060	99.90	(1,965)	61,420
Mining
ERSA	34,236,307		99.99	75	14,794	99.99	(8,052)	14,719
Congonhas Minérios	5,010,000		99.99	86	5,986	99.99	381	5,900
Mineração Nacional	1,000,000		99.99	2	1,000	99.99	(2)	998
Nacional Minérios	475,067,405		59.99	231,567	10,068,436	59.99	917,128	9,828,637
Cement
CSN Cimentos	722,113,330		99.99	(1,798)	499,074	99.99	(29,179)	427,377

The amounts of income/loss for the period and shareholders' equity refer to 100% of the companies’ income.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

b)     Investment breakdown

12/31/2009					3/31/2010

							Closing	Closing
	Opening balance	Opening balance	Capital	Equity pick-up and			balance of	balance of loss
Companies	of investments	of loss reserves	increase	provision for losses	Other		investments	reserves
Steel
Cia. Metalic Nordeste	90,568			8,590			99,158
INAL Nordeste	36,958			(808)			36,150
CSN Aços Longos	268,475			(281)	72,885	(4)	341,079
GalvaSud	783,421			8,424	(791,845)	(3)
CSN Steel	1,414,208		2,239,797	(83,790)	(7,910)	(1)	3,562,305
CSN Overseas	1,005,117			26,775			1,031,892
CSN Panama	692,836			26,497	24,118	(1)+(2)	743,451
CSN Energy	920,618			48,772	86,798	(2)	1,056,188
CSN Export	207,613			(1,341)			206,272
Cia Metalurgica Prada	483,657			4,572			488,229
CSN Islands VII	32,559			(40)			32,519
CSN Islands VIII	10,658			851			11,509
CSN Islands IX		(28)	1,739	(897)			814
CSN Islands X		(32,348)		(1,743)				(34,091)
CSN Islands XI		(18,277)	30,005	(5,086)			6,642
Tangua	248,943			6,802			255,745
International Investment Fund	107,615			5,501			113,116
	6,303,246	(50,653)	2,271,541	42,798	(615,954)		7,985,069	(34,091)
Logistics
MRS Logistica	382,922			25,638			408,560
Transnordestina Logística	447,528		106,374	(4,400)	2,380		551,882
Sepetiba Tecon	176,457			7,694			184,151
Itaguaí Logística	998			1			999
	1,007,905		106,374	28,933	2,380		1,145,592
Energy
Itá Energética	310,144			5,278			315,422
CSN Energia	61,952	(593)		639			61,998
	372,096	(593)		5,917			377,420
Mining
ERSA	14,719			75			14,794
Congonhas Minérios	5,900			86	3,324		9,310
Mineração Nacional	998			2			1,000
Nacional Minérios	5,897,183			138,940	4,939	(1)	6,041,062
	5,918,800			139,103	8,263		6,066,166
Cement
CSN Cimentos	427,377			(1,798)	73,495	(4)	499,074
Total MEP	14,029,424	(51,246)	2,377,915	214,953	(531,816)		16,073,321	(34,091)
Other investments	31						31
Total investments	14,029,455	(51,246)	2,377,915	214,953	(531,816)		16,073,352	(34,091)

(1)   Other adjustments from subsidiaries in accordance with the rules of CPC 02 – classified into shareholders’ equity under translation accumulated adjustments.

(2)   Adjustment at fair value as a reflection of the investment recorded as available for sale (Riversdale Mining Ltd.).

(3)   Merger of GalvaSud by CSN that took place on January 29, 2010.

(4)   Advance for Future Capital Increase.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

c)     Additional Information on the main operating subsidiaries

•         CIA. METALIC NORDESTE

The Company, with its head office located in Maracanaú, State of Ceará, has as its main corporate purpose the manufacturing of metallic packaging destined to the beverage industry.

Its operation unit can be characterized as one of the world’s most modern ones and counts on two different production lines: the can production line, whose raw material is tin-coated steel, supplied by the parent company, and the lid production line, whose raw material is aluminum.

Its production is mainly geared towards the Brazilian northern and northeastern markets, with the surplus production of lids sold abroad.

The subsidiary received an incentive from PROVIN – Incentive Program for the Companies’ Operations, established by the Government of the State of Ceará, main purpose of which is the promotion of the industrial development and job generation in that State.

•         INAL NORDESTE

Based in Camaçari, State of Bahia, the Company has as its main purpose to reprocess and distribute the CSN steel products, operating as a service and distribution center in the Northeast region of the country.

•         AÇOS LONGOS

Established in Volta Redonda in the state of Rio de Janeiro, it aims at manufacturing and selling rolled long steel, except tubes.

In October 2, 2009, the Company started the construction works of the plant, which is expected to be concluded on October 31, 2010 and to become operational on May 31, 2011.

•         GALVASUD

Located in Porto Real, in the State of Rio de Janeiro, the Company has as purpose all industrial, commercial and sales promotion activities related to: i) installation and operation of a steel products service center; ii) installation and operation of a hot-immersion galvanization line, iii) installation and operation of laser welding lines for the production of welded blanks destined for the automobile production; iv) just-in-time supply to the automotive industry; and v) promotion and sales of the products of the Company and of third parties, shareholders inclusively, to the automotive industry.

On January 29, 2010, CSN merged subsidiary GalvaSud S.A., given the resemblance between the activities performed by both companies. The equity merger resulted in the optimization of processes and maximization of results, by concentrating both companies’ selling, operating and administrative activities in one single organizational structure. Company informed the merger, approved on the Extraordinary General Meeting held on January 29, 2010, to shareholders and to the market on January 13, 2010 by disclosing a Material Fact.

The amounts included totaled a net asset of R$783,421 thousand, which mainly corresponded to cash and cash equivalents of R$290,779 thousand, inventory of R$122,104, fixed assets of R$228,138 thousand and other assets and liabilities amounting to R$142,355 thousand.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

•         COMPANHIA METALÚRGICA PRADA

Based in the city of São Paulo, Prada has branches in several states of the country and has as its main activities the rolled steel reprocessing and distribution, the manufacturing and trading of metallic products, manufacturing and trading of metallic packaging, as well as the import and export of these products.

•         SEPETIBA TECON

Company whose objective is to exploit the No.1 Containers Terminal of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. This terminal is linked to Presidente Vargas Steelworks by the Southeast railroad network, which is granted to MRS Logística.

Sepetiba Tecon was the winner of the auction that occurred on September 3, 1998 for the takeover of the terminal concession and this concession allows the exploitation of the aforementioned terminal for the term of 25 years, extendable for another term of 25 years.

•         CSN ENERGIA

Its main purpose is distributing and trading the surplus electric power generated by CSN and by companies, consortiums or other entities in which Company holds an interest.

A balance receivable related to the electric power sales is held under the scope of the Electric Power Trade Chamber (“Câmara de Comercialização de Energia Elétrica”) – CCEE, in the amount of R$54,224 (R$54,224 on December 31, 2009), which are due by concessionaires that present injunctions suspending the corresponding payments. Management understands that recording an allowance for doubtful accounts is not necessary in view of the judicial measures taken by the official entities of the sector.

•         TRANSNORDESTINA LOGÍSTICA

Transnordestina has as its main purpose the exploitation and development of the public rail cargo transport service for the Northeast network of Brazil.

Transnordestina entered into a concession agreement with the Federal Government on December 31, 1997 for a period of 30 years, extendable for another equal period. The agreement allows the development of the public service of exploitation of the northeast network which comprises seven States of the Federal Government in an extension of 4,534 km. The concession also comprises the lease of assets of Rede Ferroviária Federal S.A. (RFFSA) which serve this network and include, among others, constructions, permanent tracks, locomotives, railcars, vehicles, tracks and accessories.

On December 10, 2009, there was an increase in Transnordestina’s capital stock, with the issue of 124,831,721 common shares, which were subscribed and paid-up upon the capitalization of advance for future capital increase. As a consequence, the Company’s interest in Transnordestina increased to 84.34%, whereby Transnordestina was fully merged.

After the approval by the Extraordinary General Meeting, Fundo de Investimentos do Nordeste – FINOR paid-up the capital by issuing 45,513,333 new shares, which amounted to R$27,307,999.80. Due to the capital increase, CSN’s interest on Transnordestina went from 84.34% to 72.56%, which will continue to be fully consolidated and the difference of percentage not corresponding to the Company will be accounted as minority interest.

•         ESTANHO DE RONDÔNIA - ERSA

Ersa is a subsidiary based in the State of Rondônia, where it operates two units, one in the city of Itapuã do Oeste and the other one in the city of Ariquemes. The subsidiary’s mining operation for cassiterite (tin ore) is located in

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Itapuã do Oeste and the casting operation from which metallic tin is obtained, which is the raw material used in UPV for the production of tin plates, is located in Ariquemes.

•         CSN CIMENTOS

Based in Volta Redonda, State of Rio de Janeiro, it has the production and trading of cement as its corporate purpose. CSN Cimentos use as one of its raw material the blast furnace slag from the pig iron production of the Presidente Vargas Steelworks. The company started to operate on May 14, 2009 and its results are also related to remaining expenditures deriving from activities of metallic structure manufacturing discontinued in 2002.

d)     Additional information on the main jointly-owned subsidiaries

The amounts of the balance sheet and of the statement of income of the companies whose control is shared are shown as follows. These amounts were consolidated in the Company’s quarterly information, in accordance with the interest described in item (a) of this note.

	3/31/2010			12/31/2009
	NAMISA	MRS	ITASA	NAMISA	MRS	ITASA
Current assets	2,626,525	1,204,771	88,837	2,498,453	1,281,774	79,207
Noncurrent assets	9,840,461	3,559,837	873,162	9,761,700	3,589,593	882,126
Long-term assets	8,467,397	667,753	8,064	8,477,713	700,242	4,184
Investments, property, plant and equipment and deferred charges	1,373,064	2,892,085	865,098	1,283,987	2,889,351	877,942
Total Assets	12,466,986	4,764,608	961,999	12,260,153	4,871,367	961,333

Current liabilities	645,999	1,127,720	117,318	675,519	1,516,128	117,447
Noncurrent liabilities	1,752,551	1,855,251	197,661	1,755,997	1,685,403	207,693
Shareholders’ equity	10,068,436	1,781,638	647,020	9,828,637	1,669,836	636,193
Total liabilities and shareholders' equity	12,466,986	4,764,608	961,999	12,260,153	4,871,367	961,333

	3/31/2010			3/31/2009
	NAMISA	MRS	ITASA	NAMISA	MRS	ITASA

Net Revenue	278,641	555,051	55,092	306,223	460,678	54,863
Cost of goods sold and services rendered	(255,371)	(314,649)	(19,278)	(193,664)	(279,625)	(16,777)
Gross income (loss)	23,270	240,402	35,815	112,559	181,053	38,086
Operating income (expenses)	(10,518)	(50,425)	(13,183)	(49,314)	(35,799)	(12,259)
Net financial income	298,857	(20,612)	(6,208)	222,740	378	(6,424)
Income (loss) before income and social contribution taxes	311,609	169,365	16,423	285,985	(35,421)	(18,683)
Current and deferred income and social contribution taxes	(80,042)	(57,562)	(5,597)	(76,378)	(45,726)	(6,610)
Net income (loss) for the year	231,567	111,803	10,826	209,607	99,906	12,793

•         NACIONAL MINÉRIOS – NAMISA

Headquartered in Congonhas, state of Minas Gerais, the NAMISA main purpose is the production, purchase and sale of iron ore. NAMISA sells its products mainly in the foreign market. NAMISA’s main operations are developed in the municipalities of Congonhas, Ouro Preto, Itabirito and Rio Acima, state of Minas Gerais, and in Itaguaí, state of Rio de Janeiro.

In December 2008, CSN sold 2,271,825 shares of the voting capital of Nacional Minérios S.A. (“NAMISA”) to  Big Jump Energy Participações S.A. ("Big Jump"), whose shareholders are the companies Posco and Brazil Japan Iron Ore Corp (Itochu Corporation, JFE Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel Ltd., Nisshin Steel Co. Ltd., Nippon Steel). Subsequently to this sale, Big Jump subscribed new shares, paying in cash the total of US$3,041,473 thousand, corresponding to R$7,286,154 thousand, R$6,707,886 thousand of which were recorded as goodwill at the subscription of the shares.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Due to the new corporate structure of the jointly-owned subsidiary, in which Big Jump holds 40% and CSN 60% and, due to the shareholders’ agreement entered into between the parties, CSN consolidated NAMISA in a proportional manner.

Continuing the restructuring process of Namisa, on July 30, 2009, the jointly-controlled subsidiary merged its parent company Big Jump Energy Participações S.A. Said merger did not change the company’s shareholding structure.

•         MRS LOGÍSTICA

The Company’s main purpose is to exploit, by onerous concession, the public rail cargo transport service in the right of way of the Southeast network, located in the stretch connecting Rio de Janeiro, São Paulo and Belo Horizonte, of Rede Ferroviária Federal S.A. - RFFSA, privatized on September 20, 1996. CSN paid in Namisa 10% of its interest in MRS, and decreased this direct interest from 32.93% to 22.93%.

In addition to this direct interest, the Company also holds an indirect interest of 6% through Nacional Minérios S.A. – Namisa, a proportionally consolidated company, and 4.34% through International Investment Fund.

MRS may also exploit modal transportation services regarding the rail transport and take part in developments aiming at the extension of rail transport services granted.

To provide the services which are the purpose of the concession obtained for a 30-year period, as from December 1, 1996, and extendable for another equal period at the exclusive discretion of the grantor, MRS leased from RFFSA, for the same period of the concession, the assets necessary to operate and maintain rail cargo transportation activities.

•         ITÁ ENERGÉTICA S.A. - ITASA

Itasa holds a 60.5% interest in the Itá Consortium, which was created for the exploitation of the Itá Hydroelectric Power Plant pursuant to the concession agreement of December 28, 1995, and its Addendum 1 dated July 31, 2000, entered into between the consortium holders (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, formerly called Tractebel Energia S.A.) and the Brazilian Agency for Electric Energy (ANEEL).

CSN holds 48.75% of the subscribed capital and the total amount of common shares issued by Itasa, a special purpose entity (SPE) originally established to make feasible the construction of the Itá Hydroelectric Power Plant, the contracting of the supply of goods and services necessary to carry out the venture and the obtainment of financing through the offering of the corresponding guarantees.

•         CONSORTIUM OF THE IGARAPAVA HYDROELECTRIC POWER PLANT

The Igarapava Hydroelectric Power Plant is located in Rio Grande, 400 km from Belo Horizonte and 450 km from São Paulo, with installed capacity of 210 MW, formed by 5 bulb-type generating units, and is considered a landmarck for energy generation in Brazil.

Igarapava stands out for being the first Hydroelectric Power Plant built by a consortium of 5 large companies.

CSN holds 17.92% of the consortium subscribed capital, whose specific purpose is the distribution of electric energy, which is distributed according to the interest percentage of each company.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

e)     Additional information on indirect interests abroad

•         COMPANHIA SIDERURGICA NACIONAL - LLC

Incorporated in 2001 with the assets and liabilities of the extinct Heartland Steel Inc., headquartered in Wilmington, State of Delaware – USA, it has an industrial plant in Terre Haute, State of Indiana – USA, where there is a  complex comprising a cold rolling line, a hot pickling line for spools and a galvanization line. CSN LLC is a wholly-owned indirect subsidiary of CSN Panama.

•         LUSOSIDER

Incorporated in 1996 in succession to Siderurgia Nacional – a company privatized by the Portuguese government that year. Lusosider is the only Portuguese company of the steel sector to produce cold-re-rolled flat steel, with a corrosion-resistant coating. The company presents in Paio Pires an installed capacity of around 550 thousand tonnes/year to produce four large groups of steel products: galvanized plate, cold-rolled plate, pickled and oiled plate.

Products manufactured by Lusosider may be used in the packaging industry, civil construction (piping and metallic structures), and in home appliance components.

•         RIVERSDALE MINING LIMITED

Incorporated in 1986, Riversdale Mining Limited (“Riversdale”) is a mining company listed on the Australian Stock Exchange. Riversdale Mining intends to develop a diversified mining company, focusing on growth by investing in mining opportunities. The company has a coal mine in South Africa, and a reserve in Mozambique, among other mines.

In November 2009, the Company’s Board of Directors approved the acquisition by indirect subsidiary CSN Madeira (currently called CSN Europe) of minority interest in Riversdale Mining Limited capital stock. The acquisition comprised 28,750,598 shares representing 14.99% of Riversdale’s capital stock and, in January 8, 2010, the Australian authorities allowed the Company to conclude the second stage  of acquisition of 2,482,729 capital stock shares of Riversdale Mining Limited, for the price of six Australian dollars and ten cents (A$6.10) per share.

In January 2010, with the conclusion of two stages of the operation, CSN indirectly reached a total interest of 16.10% of Riversdale’s capital stock.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

13.   PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Depreciation,		Accumulated	Residual value
	depletion and amortization		depreciation, depletion
	rate (% p.a.)	Cost	and amortization	3/31/2010	12/31/2009
Machinery and equipment	2.50 to 50.00	7,993,558	(1,894,878)	6,098,680	6,225,797
Mines and mineral deposits	0.06 to 1.44	5,332	(1,078)	4,254	4,351
Buildings	1.67 to 20.00	1,542,805	(211,083)	1,331,722	1,338,023
Furniture and fixtures	8.06 to 33.33	126,554	(104,398)	22,156	22,415
Land		126,979		126,979	126,719
Property, plant and equipment in progress		2,449,430		2,449,430	2,089,253
Other assets	2.50 to 33.33	1,992,495	(641,701)	1,350,794	1,338,972
		14,237,153	(2,853,138)	11,384,015	11,145,530

		Parent Company
Machinery and equipment	2.50 to 50.00	6,872,172	(1,485,510)	5,386,662	5,321,180
Mines and mineral deposits	0.08	2,323	(4)	2,319	2,319
Buildings	1.67 to 20.00	833,042	(69,563)	763,479	728,100
Furniture and fixtures	10.00 to 33.33	105,453	(88,869)	16,584	15,647
Land		85,395		85,395	83,875
Property, plant and equipment in progress		1,288,594		1,288,594	1,107,449
Other assets	2.50 to 33.33	275,325	(93,505)	181,820	159,615
		9,462,304	(1,737,451)	7,724,853	7,418,185

The changes made to property, plant and equipment between March 31, 2010 and December 31, 2009 are as follows:

	Consolidated
							Translation
	Net					Depreciation in	adjustment into	Net
	12/31/2009	Addition	Transfers	Write-offs	Other	the period	reais	3/31/2010
Machinery and Equipment	6,225,797	3,104	38,835	(417)		(168,371)	(268)	6,098,680
Mines and mineral deposits	4,351					(97)		4,254
Buildings	1,338,023	2,140	6,374		(20)	(14,137)	(658)	1,331,722
Furniture and fixtures	22,415	719	134	(15)		(1,036)	(61)	22,156
Land	126,719	800	49				(589)	126,979
Property, plant and equipment in progress	2,089,253	420,644	(63,769)	(119)	3,268		153	2,449,430
Other	1,338,972	6,573	18,377	(464)	18,661	(33,301)	1,976	1,350,794
Total property, plant and equipment	11,145,530	433,980		(1,015)	21,909	(216,942)	553	11,384,015

	Parent Company
	Net					Depreciation in	Net
	12/31/2009	Addition	Transfers	Write-offs	Other (*)	the period	3/31/2010
Machinery and Equipment	5,321,180	(2,011)	30,436		188,987	(151,930)	5,386,662
Mines and mineral deposits	2,319						2,319
Buildings	728,100	2,140	4,002		36,648	(7,411)	763,479
Furniture and fixtures	15,647	318	19		1,349	(749)	16,584
Land	83,875	799	24		697		85,395
Property, plant and equipment in progress	1,107,449	215,619	(34,474)				1,288,594
Other	159,615	2,904	(7)	(377)	21,521	(1,836)	181,820
Total property, plant and equipment	7,418,185	219,769		(377)	249,202	(161,926)	7,724,853

(*) Amounts corresponding to the merger of Galvasud, totaling R$228,131, and the transfer of warehouse characterized as property, plant and equipment, in the amount of R$21,077:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

a)     The loan costs that were capitalized in the Parent Company amounted to R$19,071 (R$11,487 in 1Q09) and R$19,071 (R$13,184 in 1Q09) in the consolidated financial information. These costs are determined on the financing contracts for the mining, cement and long steel projects.

b)     The assets provided as collateral for financial operations totaled R$47,985 on March 31, 2010 and December 31, 2009.

14.   INTANGIBLE ASSETS

	Consolidated
					Notional value
	Useful life terms	Amortization annual rates %	Cost	Accumulated amortization	3/31/2010	12/31/2009
Softw are	05 years	20	66,551	(27,369)	39,182	23,879
Goodwill from expected future profitability			753,917	(321,463)	432,454	433,701
			820,468	(348,832)	471,636	457,580

	Parent Company
					Notional value
	Useful life terms	Amortization annual rates %	Cost	Accumulated amortization	3/31/2010	12/31/2009
Softw are	05 years	20	20,154	(9,104)	11,050	11,994
Goodw ill from expected future profitability			284,572	(207,972)	76,600	76,600
			304,726	(217,076)	87,650	88,594

Software: This is valued at the cost of acquisition, less accumulated amortization and, when applicable, less impairment losses.

Goodwill: The goodwill economic basis is the expected future profitability and, in accordance with the new pronouncements, these amounts are not amortized as from January 1, 2009, when they started to be subject only to impairment tests, which did not have to be recorded.

	Balance on	Additions/	Balance on	Investor
Goodwill on investments	12/31/2009	Write-offs	3/31/2010
Parent Company
Galvasud	13,091		13,091	CSN
Prada	63,509		63,509	CSN
Subtotal parent company	76,600		76,600
NAMISA
CFM	339,637		339,637	Namisa
Cayman do Brasil	7,481		7,481	Namisa
ITASA	9,983	(1,247)	8,736
Total consolidated	433,701	(1,247)	432,454

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

15.   DEFERRED CHARGES

In compliance with Law 11,638/07 and the CPC Technical Pronouncement 13, the Company maintains a record of the remaining balance of deferred assets referring to pre-operating expenses recognized up to December 31, 2007.

These assets will be kept in the Company’s accounting up to their total amortization and/or write-off due to impairment. As of March 31, 2010, the balance of these assets was R$27,181 (R$28,514 on December 31, 2009) in the Parent Company and R$31,388 (R$33,469 on December 31, 2009 in the consolidated financial information).

16.   LOANS, FINANCING AND DEBENTURES

	Consolidated				Parent Company
	Current liabilities		Noncurrent liabilities		Current liabilities		Noncurrent liabilities
	3/31/2010	12/31/2009	3/31/2010	12/31/2009	3/31/2010	12/31/2009	3/31/2010	12/31/2009
FOREIGN CURRENCY
Long-term loans
ACC		233,837				233,837
Pre-payment	469,208	309,437	2,960,972	2,872,698	735,914	590,442	4,544,984	4,470,437
Perpetual Bonds	26,789	26,191	1,335,750	1,305,900
Fixed Rate Notes	48,777	62,857	3,027,700	2,960,040	743,079	690,896	2,194,855	2,155,612
Import Financing	86,983	80,148	116,365	122,161	59,555	58,284	58,363	58,292
BNDES/Finame	20,226	19,796	71,969	75,241	17,859	17,479	64,754	67,615
Other	35,499	27,826	181,446	126,870	31,362	28,204	74,910	74,887
	687,482	760,092	7,694,202	7,462,910	1,587,769	1,619,142	6,937,866	6,826,843
LOCAL CURRENCY
Long-term loans
BNDES/Finame	281,425	280,802	1,649,364	1,634,920	181,238	181,348	915,161	953,492
Debentures	18,983	30,659	962,211	624,570	8,211	21,592	600,000	600,000
Pre-payment	4,072	31,217	1,400,000	1,400,000	4,072	31,217	1,400,000	1,400,000
CCB	35,214	19,782	3,000,000	2,000,000	35,214	19,782	3,000,000	2,000,000
Other	12,343	18,488	38,408	93,442	1,598	1,568	7,985	7,833
	352,037	380,948	7,049,983	5,752,932	230,333	255,507	5,923,146	4,961,325
Total loans and financing	1,039,519	1,141,040	14,744,185	13,215,842	1,818,102	1,874,649	12,861,012	11,788,168

Derivatives	68,190	77,147	10,445	18,730	(135,087)	(150,025)

Total loans and financing and derivatives	1,107,709	1,218,187	14,754,630	13,234,572	1,683,015	1,724,624	12,861,012	11,788,168

Transacion costs	(32,880)	(27,121)	(70,159)	(62,162)	(30,256)	(23,568)	(64,155)	(56,060)

Total loans, financing, derivatives and transaction costs	1,074,829	1,191,066	14,684,471	13,172,410	1,652,759	1,701,056	12,796,857	11,732,108

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

As of March 31, 2010, funding transaction costs are as follows:

	Consolidated
	Short-term	Long-term	TJ (1)	TE (2)
Fixed rate notes	2,767	4,445	6.88% up to 10%	10.01% up to 10.7%
BNDES	2,237	10,527	1.3% up to 3.2%	1.44% up to 9.75%
Pre-payment	6,018	20,982	6.25% up to 8.62%	6.75% up to 10.08%
CCB	20,765	33,455	117.5% CDI	11.33%
Other	1,093	750	103.6% CDI	12.59%
Total	32,880	70,159
	Parent Company
	Short-term	Long-term	TJ (1)	TE (2)
Fixed rate notes	701	1,929	1.5% up to 9.25%	10.01% up to 10.7%
BNDES	1,856	7,782	1.3% up to 3.2%	1.44% up to 9.75%
Pre-payment	5,840	20,239	6.25% up to 8.62%	6.75% up to 10.08%
CCB	20,765	33,455	117.5% CDI	11.33%
Other	1,094	750	103.6% CDI	12.59%
Total	30,256	64,155

(1)   TJ – contractual annual interest rate

(2)   TE – effective interest rate

As of March 31, 2010, transaction costs to be recorded in the result for subsequent periods are presented as follows.

	Consolidated
	2011	2012	2013	2014	2015	After 2015	Total
Fixed rate notes	821	1,094	1,094	393	231	812	4,445
BNDES	1,485	4,341	1,980	618	300	1,802	10,526
Pre-payment	4,514	6,018	6,018	4,357	74		20,981
CCB	16,151	16,151	1,154				33,456
Other	566	185					751
Total	23,537	27,789	10,246	5,368	605	2,614	70,159

	Parent Company
	2011	2012	2013	2014	2015	After 2015	Total
Fixed rate notes	526	701	701				1,928
BNDES	1,391	1,855	1,856	576	300	1,802	7,780
Pre-payment	4,380	5,840	5,840	4,180			20,240
CCB	16,151	16,151	1,154				33,456
Other	566	185					751
Total	23,014	24,732	9,551	4,756	300	1,802	64,155

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

As of March 31, 2010, the principal of long-term loans, financing and debentures presents the following composition, by year of maturity:

	Consolidated		Parent Company
2011	1,906,353	12.9%	1,905,084	14.8%
2012	4,613,643	31.3%	4,594,035	35.7%
2013	2,679,841	18.2%	2,882,091	22.4%
2014	963,052	6.5%	1,147,108	8.9%
2015	895,076	6.1%	453,102	3.5%
After 2015	2,360,915	16.0%	1,879,592	14.6%
Perpetual Bonds	1,335,750	9.1%
	14,754,630	100.0%	12,861,012	100.0%

Loans, financing and debentures are subject to interest, the annual rates of which, as of March 31, 2010, are presented as follows:

	Consolidated		Parent Company
	Local Currency	Foreign Currency	Local Currency	Foreign Currency
Up to 7%	436,041	4,996,967		5,977,686
From 7.1 to 9%	1,548,478	172,419	1,173,747	1,083,296
From 9.1 to 11%	653,417	3,197,442	540,448	1,464,653
Above 11%	305,648
Derivatives		78,634		(135,087)
Variable	4,458,436	14,857	4,439,284
	7,402,020	8,460,319	6,153,479	8,390,548
		15,862,339		14,544,027

Percentage composition of total loans, financing and debentures, by currency/index of origin:

	Consolidated		Parent Company
	3/31/2010	12/31/2009	3/31/2010	12/31/2009
Local Currency
CDI	31.95	28.75	34.70	30.14
IGPM	0.22	0.23
TJLP	14.31	13.26	7.54	8.40
IGP-DI	0.06	0.07	0.07	0.07
Other indexes	0.11	0.13
	46.65	42.44	42.31	38.61
Foreign Currency
US dollar	52.43	57.53	52.95	57.49
Yen	0.40		4.74	3.90
Euro	0.02	0.03
Other currencies	0.50
	53.35	57.56	57.69	61.39
	100.00	100.00	100.00	100.00

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

In July 2005, the Company issued perpetual bonds amounting to US$750 million through its subsidiary CSN Islands X Corp. These indefinite maturity bonds pay 9.5% p.a. and the Company has the right to settle the transaction at its face value after 5 years, on the maturity dates for the interest. Up to the closure of this quarterly information, Management did not intend to settle this operation in the foreseeable future.

The guarantees provided for loans comprise fixed asset items, sureties, bank guarantees and securitization operations (exports), as shown in the following table and do not include the guarantees provided to subsidiaries and jointly-owned subsidiaries mentioned in Note 20.

	3/31/2010	12/31/2009
Property, plant and equipment	47,985	47,985
Personal guarantee	77,127	74,612
Imports	40,790	41,964
Securitizations (exports)	177,642	206,125
	343,545	370,686

The following table shows the amortization and funding in the current period:

3/31/2010		12/31/2009
Opening balance	14,452,759	14,549,180
Funding	1,651,374	7,671,696
Amortization	(742,741)	(3,700,866)
Other (*)	500,947	(4,067,251)
Closing balance	15,862,339	14,452,759

(*) Including exchange and monetary variations.

Loans and financing with certain agents contain restrictive clauses, with which the Company is in compliance as of December 31, 2009. Some of the main covenants are informed as follows:

Export and import financing operations

“The Company shall maintain all authorizations necessary to comply with the obligations established in the contract.”

“The Company shall export products in an amount sufficient to cover the principal and interest accrued which are due on the respective payment dates.”

Export credit notes issued in favor of Banco do Brasil S.A. and Banco Nossa Caixa S.A.

“The Company shall export steel products in general and/or iron ore in an amount sufficient to cover the principal of the operation.”

BNDES financing

“The Company shall prove the investment of own funds established in the project.”

 “The Company shall promote acts or measures which may jeopardize or change the economic-financial equilibrium of the loan Beneficiary.”

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Debentures

 “The Company shall immediately notify the Fiduciary Agent on the announcement of any general debenture holders’ meeting by the issuer.”

The Company and its subsidiaries also assume specific covenants to certain contracts, but usual in operations of the same nature, which had also been complied with as of December 31, 2009, as follows:

Covenants of the Company and subsidiaries for Eurobonds issued by subsidiaries:

“In foreign currency and debt operations represented by securities traded on stock exchanges outside Brazil, the Company must not constitute guarantees on its assets, except for those allowed in the operation agreements, without simultaneously guaranteeing the notes.”

CSN Islands IX Corp., CSN Islands X Corp. CSN Islands XI Corp. (Eurobonds):

“The issuer must not assume debts, except for those represented by the notes, or debts representing commissions, costs or indemnifications due in accordance with the established in the operation documentation.”

Company’s covenant in Bank Letter of Credit (“CCB”) with Caixa Econômica Federal:

“The Company shall maintain in the collection account, at Caixa Econômica Federal, receivables in the amount of 25% of the operation’s outstanding balance.”

Restrictive covenants applicable to the Company’s subsidiaries:

CSN Export S.à.r.l (Securitization)

“CSN Export must not assume debts except for those established in the operation documentation and debts resulting from law and which do not have a materially adverse effect.”

On July 2, 2009, CSN (1) notified the creditors of 2003-1 tranche notes on its irrevocable intention of performing the early redemption of such notes, settlement of which occurred on August 5 and (2) started a consent solicitation process with creditors related to the 2004-1 and 2005-1 tranche notes of the Securitization program, in order to obtain from the latter  consent or waiver in relation to the following matters: (i) inclusion of iron ore receivables in the Securitization program; (ii) adoption of flexible dates for the performance of  early redemption of notes; (iii) change in a few export coverage ratios provided for in the program; and (iv) disregard of Accumulation Events occurred in the 21st and 23rd quarters of the program, for possible characterization purposes of early amortization event. On August 5, 2009, the Bank of New York Mellon confirmed to have received the creditors’ consents for both tranches in sufficient amount to approve all the  aforementioned matters. Notwithstanding having obtained said approvals, the Company’s temporary fund allocation this quarter (up to the amount corresponding to twice the debt service) to an account managed by the custodian bank (Accumulation Event in the amount of R$70,829) due to the insufficient level of exposure to comply with certain export coverage ratios in the 23rd quarter of the program (ended on April 30, 2009) shall be maintained until the Company resumes compliance with the coverage ratios originally provided for in the securitization program agreements.

Transnordestina (BNDES financing): “Transnordestina commits not to change, without prior and express authorization of BNDES, its share control.”

17.   DEBENTURES

Fourth issue

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, with a unit face value of R$10. These debentures were issued in the total issuance value of R$600,000. The credits from the negotiations with the financial institutions were received on May 3, 2006.

Compensation interest is applied on the face value of these debentures corresponding to 103.6% of the Clearing House for the Custody and Financial Settlement of Securities (Cetip) Interbank Deposit Certificate (CDI), and the maturity of the face value is scheduled for February 1, 2012, with early redemption option.

The indenture of this debenture issue contains covenants – usual in this kind of operation – which have been duly complied with by the Company and are described below:

a)     Provision of information: the Company must provide to the trustee any information that the latter may reasonably require the former in up to ten business days counting from the date of the respective requirement;

b)     Audit: the Company must submit, pursuant to the law, its accounts and balance sheets to examination by an independent audit firm registered with CVM; and

General Debenture holders’ Meeting: it must immediately notify the trustee on the call for any General Meeting by the Issuer.

18.   FINANCIAL INSTRUMENTS

I – Identification and appraisal of financial instruments

The Company operates with several financial instruments, from which the most relevant are funds available, including financial investments, trade accounts receivable, accounts payable to suppliers and loans and financing. In addition, the Company also operates with derivative financial instruments, especially exchange swap and interest rate swap operations.

Considering the nature of instruments, excluding derivative financial instruments, the fair value is basically determined by applying the discounted cash flow method. The amounts recorded in current assets and liabilities either have acid test ratio or are mostly due in three-month periods or less. Given the term and characteristics of these instruments, which are systematically renegotiated, book values are close to fair values.

II – Cash and cash equivalents, financial investments, accounts receivable, other current assets and accounts payable

Amounts recorded are close to realization amounts.

III – Investments (except for subsidiaries and affiliates)

These mainly consist of investments in publicly-held companies, recorded at fair value and classified as available for sale, in which the Company has strategic interest.

IV -          Financial risk management policy

The Company has and follows a risk management that provides guidance on transactions and requires the diversification of transactions and counterparties. According to this policy, the nature and general position of financial risks is regularly monitored and managed with the purpose of evaluating results and the financial impact on cash flow. Credit limits and the quality of the counterparties’ hedge are also periodically revised.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The risk management policy was established by the Board of Directors. According to this policy, market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain the financial flexibility level.

Under the risk management policy, risks are managed by using derivative instruments.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

V – Liquidity risk

This is the risk that the Company might not have sufficient cash to honor its financial commitments, due to term or volume mismatch between receipts and expected payments.

In order to manage cash liquidity in domestic and foreign currency, disbursement and future receipts assumptions were established and are daily monitored by the Treasury.

VI – Exchange rate risk

Although most of the revenues are denominated in Brazilian Reais, as of March 31, 2010, R$8,318,836 or 53% of the consolidated loans and financing were denominated in foreign currency (R$8,223,002 or 57% on December 31, 2009). As a result, the Company is subject to variations in exchange and interest rates and it manages the risk of the fluctuations in the amounts in Brazilian Reais that will be necessary to pay the obligations in foreign currency using a number of financial instruments, including cash invested in dollar and derivatives (derivative contracts without financial leverage, such as foreign currency swaps and futures contracts.

VII – Derivatives

a) Policies for the use of hedging derivatives

The Company’s financial policy reflects the liquidity parameters, credit and market risk approved by the Audit Committee and Board of Directors. The use of derivative instruments, with the purpose of preventing interest rate and foreign exchange rate fluctuations from having a negative impact on the Company’s balance sheet and statement of income, should comply with the same parameters. Pursuant to internal rules, this financial investment policy was approved and is managed by the Board of Executive Officers.

As a routine, the Board of Executive Officers presents and discusses, at the meetings of the Board of Executive Officers and Board of Directors, the Company’s financial positions. Pursuant to the Bylaws, significant amount operations require previous approval by the Company’s Management. The use of other derivative instruments is subject to prior approval by the Board of Directors.

In order to finance its activities, the Company often resorts to capital markets, either domestic or international ones, and due to the debt profile it seeks, part of the Company’s debt is pegged to foreign currency, mainly to the U.S. dollar, which motivates the Company to seek hedge for its indebtedness through derivative financial instruments.

In order to contract financial instruments and derivatives with the purpose of hedge in compliance with the structure of internal controls, the Company adopts the following policies:

•         continuous ascertainment of the exchange exposure, which occurs by means of the assessment of assets and liabilities exposed to foreign currency, within the following terms: (i) accounts receivable and payable in foreign currency; (ii) cash and cash equivalents and debt in foreign currency;

•         presentation of the financial position and foreign exchange exposure, as a routine, at meetings of the Board of Executive Officers and of the Board of Directors which approve this hedging strategy; and

•         contracting of hedge derivative operations only with first-tier banks;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The consolidated net exposure to the foreign exchange rate as of March 31, 2010 is shown as follows:

2010
Consolidated
(amounts in US$
thousand)
Cash and cash equivalents abroad	3,126,955
Accounts receivable - foreign market clients	147,257
Advances to suppliers	82,790
Securitization reserve fund	76,625
Other assets	385,864
Intercompany loans	63,333
Total assets	3,882,824
Loans and financing	(4,700,487)
Suppliers	(87,643)
Other liabilities	(34,999)
Intercompany loans	(14,569)
Total liabilities	(4,837,698)
Gross exposure	(954,874)
Notional value of contracted derivatives	1,049,500
Net exposure	94,626

The results obtained with these operations are in accordance with the policies and strategies defined by the Management.

b) Main risks resulting from the Company’s operations

•       Interest rate risk

Short and long-term liabilities, indexed to floating interest rates and inflation indexes. Due to this exposure, the Company maintains derivatives to manage these risks better.

•       Credit risk

The exposure to credit risk of financial institutions complies with the parameters established in the financial policy. The exposure to credit risk of our clients and suppliers complies with the parameters established by the credit policy.

Since part of the Companies’ funds is invested in Brazilian government bonds, there is also exposure to the Brazil’s credit risk.

In order to mitigate market risks, as foreign exchange and interest rate, the Management contracts operations with derivatives, as shown below:

•         Libor x CDI swap transactions

The purpose of these transactions is to hedge liabilities indexed to US Dollar Libor from Brazilian interest rate fluctuations. The Company has basically executed swaps of its liabilities indexed to Libor, in which it receives interest of 1.25% p.a. on the notional value in dollar (long position) and pays 96% of the Interbank Deposit Certificate – CDI on the notional value in Reais on the date of the contracting (short position). The notional value

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

of these swaps as of March 31, 2010 is US$150,000 thousand, hedging an export pre-payment operation in the same amount. The gains and losses from these contracts are directly related to exchange (dollar), Libor and CDI fluctuations. They are related to operations in the Brazilian over-the-counter market, in general, having first-tier financial institutions as counterparts.

As of March 31, 2010, the position of these contracts is as follows:

a)     Outstanding operations

		Notional value US$ thousand	Valuation - 2010 (R$ thousand)		Fair value (market) (R$ thousand)	Amount payable or receivable in the period (R$
Date of maturity	Counterparties	3/31/2010	Long- term	Short- term	3/31/2010	Amount payable
5/12/2010	CSFB	150,000	254,760	(256,728)	(1,968)	(1,968)

b)     Settled operations

	Notional value US$ thousand		Valuation - 2010 (R$ thousand)		Valuation - 2010 (R$ thousand)		Fair value (market) (R$ thousand)
Counterparties	2010	2009	Long-term	Short-term	Long-term	Short-term	2010	2009	Amount paid
CSFB	150,000	150,000	255,316	(259,412)	254,787	(256,971)	(4,096)	(2,184)	(1,912)
			255,316	(259,412)	254,787	(256,971)	(4,096)	(17,135)	(1,912)

The net position of the aforementioned contracts is recorded in a specific derivative account in the loans and financing group as loss in the amount of R$1,968 as of March 31, 2010 and its effects are recognized in the Company’s financial result as a loss in the amount of R$3,880.

•         Real-U.S. Dollar Commercial Exchange Rate Futures Contract

It seeks to hedge foreign-denominated liabilities against the Real variation. The Company may buy or sell commercial U.S. dollar futures contracts on the Commodities and Futures Exchange (BM&F) to mitigate the foreign currency exposure of its US dollar-denominated liabilities. The specifications of the Real-U.S. dollar exchange rate futures contract, including detailed explanation on the contracts’ characteristics and calculation of daily adjustments, are published by BM&F and disclosed on its website (www.bmf.com.br). During the quarter, the Company paid R$44,324 and received R$115,745 in adjustments, thus having a gain of R$71,421. Gains and losses from these contracts are directly related to the currency fluctuations.

As of March 31, 2010, the position of these operations is as follows:

	Amount payable or receivable in the period
Description	Amount received in R$	Amount paid in R$
Purchase commitment
Foreign currency (US Dollar futures)	115,745	(44,324)

On March 31, 2010, there were no outstanding positions of future US dollar contracts.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

VIII - Exchange swap transactions

Exchange swap transactions aim to protect its liabilities denominated in foreign currency against the fluctuation of the Real. The Company carried out swaps of its U.S. dollar-denominated liabilities, in which the Company will receive the difference between the exchange variation observed in the period plus interest rate which ranges between 4.35% and 9.00% p.a., multiplied by the notional value (long position) and pays interest based on the Interbank Deposit Certificate – CDI, on the amount in Reais of the notional value on the date of the contracting (short position). The notional value of these swaps as of March 31, 2010, was US$1,049,500 thousand (US$1,519,500 thousand on December 31, 2009). The gains and losses from these contracts are directly related to exchange (dollar) and CDI fluctuations. These transactions are related to operations in the Brazilian over-the-counter market, primarily having first-tier financial institutions as counterparties, contracted within exclusive investment funds.

As of March 31, 2010, the consolidated position of these contracts is as follows:

a)     Outstanding operations

			Valuation - 2010		Fair value	Amount payable
	Notional value (US$ thousand)		(R$ thousand)		(market)	or receivable in
					(R$)	the year (R$)

Counterparties	3/31/2010	Operation maturity	Long-term	Short-term	3/31/2010	Amount
			position	position		payable/paid

Itau BBA	100,000	4/1/2010	178,258	(182,411)	(4,153)	(4,153)
Goldman Sachs	100,000	4/1/2010	178,253	(182,411)	(4,158)	(4,158)
HSBC	524,500	4/1/2010	934,970	(956,746)	(21,775)	(21,775)
Santander	300,000	4/1/2010	534,806	(547,233)	(12,427)	(12,427)
Deutsche Bank	25,000	4/1/2010	44,532	(44,985)	(453)	(453)
	1,049,500		1,870,819	(1,913,786)	(42,966)	(42,966)

b)     Settled operations

										Amount payable or
		Notional value US$		Valuation - 2010		Valuation - 2009		Fair value (market)		receivable in the year
		thousand		(R$ thousand)		(R$ thousand)		(R$ thousand)		(R$ thousand)
				Long-term position	Short-term position	Long-term position	Short-term position			Amount	Amount payable/paid
Date of settlement	Counterparties	2010	2009					2010	2009	receivable/
										received
01/04/2010 to 02/01/2010	Itau BBA	530,000	130,000	976,705	(930,109)	226,753	(228,968)	46,596	(2,215)	49,057	(246)
01/04/2010 to 03/05/2010	Santander	3,013,220	1,024,500	5,486,155	(5,478,048)	1,788,212	(1,824,172)	8,107	(35,960)	107,803	(63,736)
01/04/2010 to 02/08/2010	Goldman Sachs	1,100,000	300,000	2,021,646	(1,992,804)	523,270	(527,928)	28,842	(4,658)	36,813	(3,313)
01/04/2010 a 03/01/2010	Westlb	265,000	65,000	475,789	(491,788)	113,379	(114,569)	(15,999)	(1,190)		(14,809)
2/8/2010	Deutsche Bank	300,000		561,442	(563,364)			(1,922)			(1,922)
		5,208,220	1,519,500	9,521,737	(9,456,113)	2,651,614	(2,695,637)	65,624	(44,023)	193,673	(84,026)

The net position of the aforementioned contracts is recorded in a specific derivative account in the loans and financing group as a loss in the amount of R$42,966 on March 31, 2010 (loss of R$44,023 on December 31, 2009) and its effects are recognized in the Company’s financial result as gains in the amount of R$66,681. The jointly-owned subsidiary MRS Logística has derivative (swap) operations which caused proportional gains to the Company’s interest, in the amount of R$1,203 recognized in CSN’s consolidated balance for March 31, 2010.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

IX - Methods and assumptions used to calculate and measure financial instruments - derivatives

•         Foreign exchange swap transactions, Libor x CDI swap transactions

The Company uses an exclusive fund for its foreign exchange swap operations. The fund’s manager, Banco BTG Pactual, calculates and discloses the market value of the fund assets (NAV – Net Asset Value) on a daily basis, using the following pricing methodology to ascertain the market value of the foreign exchange swap.

•         US Dollar

Pricing Methodology

The first step in order to calculate the swap is to correct its notional financial value at the foreign exchange rate variation.

The second step consists of calculating which value the corrected notional value would have on the maturity date.

The third and last stage of the calculation is to carry the swap value on the maturity date to the calculation date.

Combining all steps in one single equation we would have the following:

Where:

FinSwapcalc	Swap’s financial value on calculation date
FinNocSwap	Swap’s notional financial value (initial financial value)
FinNocSwapcorr	Swap’s notional financial value restated to calculation date
FinSwapvcto	Swap’s estimated financial value on maturity
PtaxVcalc	Sale PTAX800 on calculation date. Source: Brazilian Central Bank
PtaxVini	Sale PTAX800 on initial swap date. Source: Brazilian Central Bank
DCvcto.ini	Days elapsed between initial swap and maturity
DCvcto.hoje	Days elapsed between initial swap and calculation date
i	Swap’s remuneration rate
tx	Current market foreign exchange coupon rate. Primary Source: BM&F

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The rates used for all swaps are the ones disclosed by BM&F. In their absence, or in situations of liquidity decrease or systemic crisis situations, coupons of the government bonds of each of the respective indexes are used as a notion for calculation. In the absence of the rate for the specific vertex to be calculated, the BM&F interpolated rates are used.

The Libor x CDI swap was directly contracted by the Company and, therefore, its market value was calculated as follows:

•         Long position (purchased): carried to future value at current Libor and discounted at present value by the prefixed US Dollar curve.

•         Short position (sold): carried to future value at current CDI and discounted at present value by the prefixed Brazilian Real curve.

The data sources for the mark-to-market of these instruments are the following: BBA (British Bankers Association), BM&F, BOVESPA and CETIP, and all data were taken from Bloomberg.

X - Sensitivity analysis

For the consolidated exchange operations with US Dollar fluctuation risk, based on the foreign exchange rate as of March 31, 2010 of R$1.7810 per US$1.00, were estimated for five scenarios:

- Scenario 1: Probable Scenario, which used the future U.S. Dollar rate of BM&F, maturing on May 3, 2010, from March 31, 2010;

- Scenario 2: (25% of Real appreciation) rate of R$1.3358 per US$1.00;

- Scenario 3: (50% of Real appreciation) rate of R$0.8905 per US$1.00;

- Scenario 4: (25% of Real devaluation) rate of R$2.2263 per US$1.00;

- Scenario 5: (50% of Real devaluation) rate of R$2.6715 per US$1.00.

	3/31/2010
		US$ Notional
	Risk	value	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5

		1.7810	1.7907	1.3358	0.8905	2.2263	2.6715

Exchange Swap	U.S. Dollar fluctuation	1,049,500	10,174	(467,290)	(934,580)	467,290	934,580

Swap CDI vs. Libor	U.S. Dollar fluctuation	1,105	11	(492)	(984)	492	984

Exchange position - functional currency Bazilian Reais	U.S. Dollar fluctuation	(954,874)	(9,257)	425,158	850,315	(425,158)	(850,315)
(not including the foreign exchange derivatives above)

Consolidated exchange position	U.S. Dollar fluctuation	94,626	917	(42,132)	(84,265)	42,132	84,265
(including the foreign exchange derivatives above)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

XI – Classification of financial instruments

	3/31/2010					12/31/2009
Consolidated - R$ thousand	Balances	Available- for-sale	Fair value through profit and loss	Loans and receivables - effective interest rate	Other liabilities - Amortized cost method	Balances	Available- for-sale	Fair value through profit and loss	Loans and receivables - effective interest rate	Other liabilities - Amortized cost method
Assets
Current
Cash and cash equivalents	9,148,907		9,148,907			8,086,742		8,086,742
Net accounts receivable	1,098,886			1,098,886		1,186,315			1,186,315
Financial investment - securities for sale (*)	188,491		188,491
Guarantee (margin) of financial instruments	155,686		155,686
Noncurrent
Other receivables	63,186			63,186		64,524			64,524
Other financial interests	461,888	461,888				319,727	319,727

Liabilities
Current
Loans and financing	1,325,297				1,325,297	1,083,260				1,083,260
Debentures	18,983				18,983	30,659				30,659
Derivatives	68,190		68,190			77,147		77,147
Suppliers	549,845				549,845	504,223				504,223
Salaries and social contribution	29,730				29,730	134,190				134,190
Dividends, Interest on shareholders' equity and profit sharing	1,846,486				1,846,486	1,633,891				1,633,891
Noncurrent
Loans and financing	13,711,812				13,711,812	12,529,110				12,529,110
Debentures	624,570				624,570	624,570				624,570
Derivatives	10,445		10,445			18,730		18,730

(*) On March 2010, CSN acquired, through its indirect subsidiary CSN IBERIA, ADRs abroad from first-class companies. This investment is classified at the Company for its fair value, does not have a maturity and can be traded at any moment. The fair value calculation takes into consideration the market price of these securities.

19.   FINANCIAL INSTRUMENTS ASSOCIATED TO OTHER FINANCIAL ASSET PRICE FLUCTUATION RISKS

Total return equity swap contracts

On August 13, 2009, the Company presettled the total return equity swap operation contracted as of September 5, 2008, as approved by the Board of Directors on July 8, 2009.

			2009

Date of issue	Settlement date	Notional value (Us$ mil)	Assets	Liabilities	Market value

9/5/2008	8/13/2009	1,050,763	1,364,812	(1,934,741)	(569,929)

Despite this operation’s accumulated losses from September 5, 2008 up to the date of its settlement, in the amount of R$569,929, during 2009 the operation generated a profit totaling R$1,026,465.

Swap contract without cash, had as counterpart Banco Goldman Sachs International, was pegged to 29,684,400 American Depositary Receipts (“ADR”) of Companhia Siderúrgica Nacional (long position) and Libor of 3 months + spread of 0.75% p.a. (short position).

The gains and losses from this contract were directly related to foreign exchange fluctuations, the Company’s ADRs and Libor quotation. This instrument was recorded in other accounts payable in the balance sheet, and gains and loss, by accrual period, in the Company’s financial results.

This operation had deposit related to the guarantee margin with the counterpart in the amount of US$593,410 remunerated daily at the FedFund rate, and this deposit was released on the operation settlement date. The guarantee margin was recorded in the other accounts receivable in the current assets.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

20.   SURETIES AND GUARANTEES

The Company has the following liabilities with its subsidiaries and jointly-owned subsidiaries, in the amount of R$5,216 million (R$4,863 million on December 31, 2009), for guarantees provided:

	In million
Companies	Currency	3/31/2010	12/31/2009	Maturity	Conditions
Transnordestina	R$	347.1	253.0	4/1/2010 to 5/8/2028	BNDES loan guarantee
Transnordestina	R$	45.00	45.00	5/21/2010	BNDES FNE loan guarantee
Transnordestina	R$	2.8	2.8	12/9/2010	To guarantee the responsibility of the Use Permit Agreement betw een Transnordestina and Temmar
CSN Cimentos S.A.	R$	27.0	27.0	Indefinite	To guarantee the Warrantee’s liability in the w rit of summons, pledge, appraisal and registration
CSN Cimentos S.A.	R$	32.5	26.1	Indefinite	To guarantee the Warrantee’s liability regarding Tax Foreclosure
Prada	R$	9.9	9.9	Indefinite	To guarantee the Warrantee’s liability regarding Tax Foreclosure
Prada	R$	0.2	0.2	Indefinite	To guarantee the Warrantee’s liability regarding ICMS
Prada	R$	0.1	0.1	Indefinite	To guarantee the payment of tax assessment notice
Prada	R$	0.4	0.4	1/3/2012	To guarantee the Warrantee's liability regarding the purchase and sale of electric power
Prada	R$		1.2	3/10/2010	To guarantee the Private Instrument of Termination and acknowledgment of indebtedness as of 9/9/2005
CSN Energia	R$	1.0	1.0	Indefinite	To guarantee the Warrantee’s liability regarding Tax Foreclosure
CSN Energia	R$		3.3	3/22/2010	To guarantee interest in aeolian energy auction
Itá Energética S.A.	R$	93.7	93.7	9/15/2013	BNDES loan guarantee
Sepetiba Tecon	R$	5.0	5.0	6/1/2010	To guarantee the Warrantee’s liability in the rendering of guarantee agreement
Sepetiba Tecon	R$	1.7	1.9	1/15/2012	BNDES loan guarantee
Sepetiba Tecon	R$	61.5	61.5	9/26/2011	Surety in Tax Note
Sepetiba Tecon	R$	15.0	15.0	5/5/2011	Guarantee by CSN in the issue of export credit note
Total in R$		642.9	547.1
CSN Islands VIII	US$	550.0	550.0	12/16/2013	Guarantee in Bond issue
CSN Islands IX	US$	400.0	400.0	1/15/2015	Guarantee in Bond issue
CSN Islands X	US$	750.0	750.0	Perpetual	Guarantee in Bond issue
Prada	US$	2.0		8/21/2009	Guarantee in Import Loan
Namisa	US$		20.0	12/31/2009	Guarantee in agreement for the rendering of external guarantee
Aços Longos	US$	8.7	8.7	12/31/2011	Letter of Credit for equipment acquisition
CSN Cimentos	US$	0.2	0.2	3/30/2010	Letter of Credit for equipment acquisition
CSN Islands XI	US$	750.0	750.0	9/21/2019	Guarantee in Bond issue
Transnordestina	US$	62.1		Indefinite	Guarantee in rail supply agreement
Total in US$		2,523.0	2,478.9
Transnordestina	EUR	33.3		Indefinite	Guarantee in rail supply agreement
Total in EUR		33.3	-

21.   TAXES PAID IN INSTALLMENTS

a)     Tax recovery program (Refis)

•         Federal Refis

On November 26, 2009, CSN and its subsidiaries adhered to the Federal Tax Repayment Program (REFIS) introduced by Law 11,941/09 and Provisional Measure 470/09, in order to settle their tax and social security liabilities through a special settlement and installment payment system. Management’s decision took into consideration the economic benefits provided by the REFIS, such as discounts and fines exemptions, as well as the high costs of maintaining its pending lawsuits.

In November 2009 and February 2010, companies recorded the adjustments necessary to be made in the provisions, as well as reductions in debits set forth in special programs, according to the waiver date of administrative appeals or legal proceedings. In 2009, the Parent Company recorded a positive R$505,853 thousand income before IRPJ and CSLL whereas the consolidated was R$507,633 thousand. In 1Q10, those amounts corresponded to negative R$48,890 and R$42,364 before IRPJ and CSLL in the Parent Company and consolidated, respectively, which were recorded in the financial income and other operating revenues and expenses (see Notes 25 and 26).

The new debit value after the application of reductions related to the tax program of Law 11,941/09 was offset with court deposits related to these lawsuits and is subject to validation by the proper authorities, which will take place in June 2010. The remaining balance will be paid in 180 monthly installments as of the consolidation of debits by the authorities.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

As for debits recorded pursuant to Provisional Measure 470/09, these are being paid in 12 installments as of November 2009.

On March 31, 2010, the position of debits payable from Refis, recorded in taxes paid in installments was R$1,711,877 (R$824,342 on December 31, 2009) in the parent company and R$1,928,013 (R$826,842 on December 31, 2009) in the consolidated.

•         State Refis

On January 18, 2010, the state of Rio de Janeiro enacted Law 5,647/10, which implemented the Tax Recovery Program. Therefore, the Company and some of its subsidiaries are considering adhering to the State Refis program aiming at regulating tax liabilities by means of a special payment and installment system. Based on this new rule, amounts due have reduced fines and interests and are collected until March 31, 2010.

b)     Taxes paid in installments

In 2008, jointly-owned subsidiary MRS Logística renegotiated the payment schedule of the ICMS debit with the State of Minas Gerais to be paid in 120 installments, and it is regularly complying with the payment.

On March 31, 2010, this installment was at R$185,878 (R$192,579 on December 31, 2009).

22.   PROVISIONS AND JUDICIAL DEPOSITS

Several proceedings involving actions and complaints of a number of issues are being challenged at the proper jurisdictions. The breakdown of the amounts recorded as provisions and the respective judicial deposits related to those actions are shown as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	3/31/2010			12/31/2009
	Judicial Deposits	Liabilities provisioned	Net Provisions	Judicial Deposits	Liabilities provisioned	Net Provisions
Current liabilities
Provisions:
Labor	(62,516)	139,592	77,076	(66,278)	131,032	64,754
Civil	(33,351)	43,818	10,467	(30,956)	41,625	10,669
Parent Company	(95,867)	183,410	87,543	(97,234)	172,657	75,423
Consolidated	(105,112)	212,461	107,349	(106,055)	189,517	83,462
Noncurrent
Provisions:
Labor		1,025	1,025
Environmental	(282)	122,277	121,995	(282)	116,309	116,027
Tax		65,410	65,410		15,753	15,753
	(282)	188,712	188,430	(282)	132,062	131,780
Legal liabilities challenged in court:
Tax
IPI premium credit	(1,227,892)	1,227,892		(1,227,892)	1,227,892
CSLL credit on exports		324,557	324,557		1,240,158	1,240,158
SAT		50,508	50,508		50,880	50,880
Education Allow ance	(33,121)	33,121		(33,121)	33,121
CIDE	(27,621)	27,621		(27,674)	27,674
Income tax / “Plano Verão”	(20,892)	20,892		(20,892)	20,892
Other provisions	(36,078)	109,342	73,264	(35,930)	108,203	72,273
	(1,345,604)	1,793,933	448,329	(1,345,509)	2,708,820	1,363,311
Total parent company current	(95,867)	183,410	87,543	(97,234)	172,657	75,423
Total parent company noncurrent	(1,345,886)	1,982,645	636,759	(1,345,791)	2,840,882	1,495,091
Total consolidated current	(105,112)	212,461	107,349	(106,055)	189,517	83,462
Total consolidated noncurrent	(1,387,161)	2,056,012	668,851	(1,386,248)	2,955,214	1,568,966

The change in provisions for contingencies for the period ended March 31, 2010 and the year ended December 31, 2009, are as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Consolidated
Nature	12/31/2009	Additions	Correction	Utilization	3/31/2010
Civil	61,428	12,814	2,321	(11,358)	65,205
Labor	164,584	10,336	14,193	(16,745)	172,368
Tax	2,696,179	161,270	2,895	(1,024,533)	1,835,811
Environmental	116,544		6,977	(1,000)	122,521
Pension Plan	105,994		54	(33,480)	72,568
Total	3,144,728	184,420	26,440	(1,087,116)	2,268,473

Parent Company
Nature	12/31/2009	Additions	Correction	Utilization	3/31/2010
Civil	41,625	12,235	1,317	(11,359)	43,818
Labor	131,032	9,791	13,307	(13,513)	140,617
Tax	2,673,693	150,797	1,748	(1,017,402)	1,808,836
Environmental	116,309		6,968	(1,000)	122,277
Pension Plan	50,880		54	(427)	50,507
Total	3,013,539	172,823	23,394	(1,043,701)	2,166,055

Due to the adhesion to the special tax recovery program implemented by Law 11,941/09, tax contingencies amounting to R$1,017,402 were recorded as liabilities (taxes paid in installments), R$874,020 of which relating to social contribution, R$10,363 to PIS/COFINS and R$133,019 to social security contributions.

The provisions for civil, labor, tax, environmental and social security liabilities were estimated by the Company’s Management substantially based on the opinion of its legal counsel, and only the cases classified as risk of probable loss were recorded. Additionally, the provisions include tax liabilities arising from actions taken on the Company’s initiative, plus SELIC (Special Settlement and Custody System) interest.

The Company and its subsidiaries are defendants in other judicial and administrative proceedings (labor, civil and tax) in the approximate amount of R$4.1 billion, R$2.6 billion of which corresponds to tax proceedings, R$0.6 billion to civil actions and R$0.9 billion to labor and social security lawsuits. According to the Company’s legal counsel, these administrative and legal proceedings are assessed as possible risk of loss. These proceedings were not provided for in accordance with the Management’s judgment and with accounting practices adopted in Brazil.

a) Labor proceedings

As of March 31, 2010, the Company and its subsidiaries are defendant in 9,238 labor claims, with a provision in the amount of R$140,617 (R$131,032 on December 31, 2009). Most of the pleadings of the actions are related to joint and/or subsidiary liability, wage parity, additional allowances for unhealthy and hazardous activities, overtime and differences related to the 40% fine on FGTS (severance pay) resulting from the federal government’s economic plans and profit sharing differences from 1997 to 1999 and from 2001 to 2003.

b) Civil proceedings

Among the civil judicial proceedings to which the Company is defendant, there are mainly actions with indemnification request. Such proceedings, in general, arise from occupational accidents and diseases related to the Company’s industrial activities. A provision in the amount of R$43,818 as of March 31, 2010 (R$41,625 on December 31, 2009) was recorded for proceedings involving civil matters.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

c) Environmental liabilities

As of March 31, 2010, the Company has a provision in the amount of R$122,277 (R$116,309 on December 31, 2009) for use in expenses related to services for environmental investigation and recovery of areas potentially polluted within the plants in the States of Rio de Janeiro, Minas Gerais and Santa Catarina.

d) Tax proceedings

▪  Income and Social Contribution Taxes

(i) Plano Verão - The parent company claims the recognition of the financial-tax effects on the calculation of the income and social contribution taxes on net income, related to the 51.87% inflation write-down of the Consumer Price Index (IPC), which occurred in January and February 1989 (“Plano Verão”).

In 2004, the proceeding was concluded and a final and unappealable decision was reached, granting the right to apply the index of 42.72% (January 1989), from which the 12.15% already applied should be deducted. The use of the index of 10.14% (February 1989) was also granted. The proceeding is currently under expert inspection.

On March 31, 2010 the Company recorded R$339,483 (R$339,215 on December 31, 2009) deposited in court and classified in a specific court deposit account in long-term receivables and provision of R$20,892 (R$20,892 on December 31, 2009), representing the portion not recognized in court.

(ii) Social Contribution on Net Income - Exports – In February 2004, the Company filed a lawsuit in order to be exempted from the social contribution payment on its export revenues/earnings, as well as obtaining a court authorization to be able to repeat/offset all social contribution values that had been improperly paid on export  revenues/earnings since the publication of the Amendment 33/2001, which provided a new wording to Article  149, paragraph 2 of CF/88, when establishing that “social contributions will not levy on revenues resulting from exports”.

In March 2004, a preliminary injunction was issued, later confirmed in a court decision, which authorized the exclusion (of the CSLL calculation basis) only from the profit from exports.

Said decision was renewed by the 4th Panel of the 2nd Regional Federal Court (TRF), which overruled the writ claimed by the Parent Company. An Extraordinary Appeal was filed against this decision, whose progress was suspended until the Brazilian Federal Court (STF) files an appeal in files of the Extraordinary Appeal 564,413 (leading case), in which the existence of a general rebound of this very constitutional issue was acknowledged.

In December 2008, the Company received a Collection Letter of the amounts referred to the exclusion of “revenues” on the CSLL calculation basis. Consequently, the Company’s Management approved the adhesion of the Collection Letter to the tax payment in installments program set forth by Law 11,941/2009 (REFIS), and also the litigation continuity about the main principle, related to the non-levy of CSLL on export profit, currently awaiting decision by the STF in files of RE 564,413 (leading case).

Up to March 31, 2010, the amount of suspended liability and the credits offset based on the aforementioned proceeding was R$324,557 (R$1,240,158 on December 31, 2009), plus Selic interest rate.

▪  Contribution for intervention in the Economic Domain - CIDE

The parent company questioned the legality of Law 10168/00, which established the payment of CIDE on the amounts paid, credited or remitted to beneficiaries not resident in Brazil, for royalties or remuneration purposes on supply contracts, technical assistance, trademark license agreement and exploitation of patents.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The lower court decision was unfavorable, which was ratified by the 2nd Regional Federal Court (TRF). Appeals for Clarification of Judgment were filed, which were rejected, and an Extraordinary Appeal was filed at STF, which is awaiting decision as to its admissibility.

Due to adverse decisions and benefits from reduction of fines and interest rates, the Company’s Board of Directors approved the adhesion of said litigation to the tax recovery program of Law 11,941/2009.

After having applied the benefits of this program, the Company also maintains judicial deposits in the amount of R$5,614, out of which R$2,895 refer to excess deposits after the application of REFIS reductions that may be offset with other debits discussed in court by the taxpayer or converted into income. On March 31, 2010, there is a provision in the amount of R$3,322 (R$27,674 on December 31, 2003), which includes legal charges.

▪  Education allowance

The parent company challenged the unconstitutionality of the education allowance and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The proceeding was judged unfounded, and the Federal Regional Court maintained its unfavorable decision, which is final and unappealable.

In view of this fact, CSN attempted to pay the amount due, but FNDE and INSS did not reach an agreement about who should receive it. A fine was also demanded, but CSN did not agree on it.

CSN filed new proceedings questioning the above-mentioned facts and deposited in court the amounts due. In the first proceeding, the 1st level sentence judged partially favorable the pleading, in which the Judge removed the amount of the fine, maintaining, however, the SELIC rate. The Company presented brief of respondent to the defendant’s appeal, and appealed concerning the SELIC rate.

The amount provided for and deposited in court as of March 31, 2010 totals R$33,121 (R$33,121 on December 31, 2009).

▪  Workers’ Compensation Insurance - SAT

The parent company is challenging in court the increase in the SAT rate from 1% to 3% and is also contests the raise in SAT for purposes of Contribution to Special Retirement, whose rate was set at 6%, in accordance with the legislation, for employees who are exposed to harmful agents.

As for the first proceeding mentioned above, the lower court decision was unfavorable and the proceeding is under judgment in the 2nd Region of the Federal Regional Court. As for the second proceeding it ended up unfavorably for the Company, and the total amount due in this proceeding of R$33,077, which was deposited in court, was converted into revenue for the benefit of INSS.

The amount provided for as of March 31, 2010, totals R$50,508 (R$50,880 on December 31, 2009), which includes legal additions and is exclusively related to the process of rate difference from 1% to 3% for all establishments of the Company. Due to the probability of losing of this discussion, the Company’s Board of Directors approved the adhesion of said discussions to the installment payment set forth by Law 11941/09.

▪  IPI premium credit on exports

The Brazilian tax laws allowed companies to recognize IPI premium credit until 1983, when the Brazilian government, through Executive act, cancelled these benefits, prohibiting companies to use these credits.

The parent company challenged the constitutionality of this act and filed a claim to obtain the right to use the IPI premium credit on exports from 1992 to 2002, once only laws enacted by the legislative branch may cancel or revoke benefits prepared by prior legislation.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

In August 2003 the Company obtained a favorable lower court decision, authorizing the use of the credits aforementioned. The national treasury appealed against this decision and obtained a favorable decision, and the Company then filed a special and extraordinary appeal against this decision at the Superior Court of Justice and at the Federal Supreme Court, respectively.

Between September 2006 and May 2007, the Brazilian Treasury filed 5 tax foreclosures and 3 administrative proceedings against the Company requesting the payment in the amount of approximately R$2.6 billion on March 31, 2010, related to the payment of taxes which were offset with IPI premium credits.

On August 29, 2007, CSN offered property to be levied upon treasury shares in the amount of R$536 million. 25% of this amount will be replaced by judicial deposits in monthly installments performed up to December 31, 2007 and as these substitutions take place, it was requested that the equivalent amount in shares be released from the levy of execution for the share price determined at the closing price of the day prior to the deposit. The requirement was pending decision.

In March 2009, Letters of Guarantee were also offered in the amount of R$830 million, which aimed to replace the levy of execution upon securities carried out as of the disclosure of dividend payment. The prevalence of guarantee in treasury shares, bank surety or cash to be deposited judicially has not yet been decided by the 2nd Region Regional Federal Court.

On August 13, 2009, the Federal Supreme Court issued a decision with effects of general repercussion establishing that the IPI Premium Credit was only effective up to October 1990. Thus, the credits determined after 1990 were not recognized, and, in view of this court decision, the Company’s Board of Directors approved the adhesion of said issues to the tax recovery programs of tax debits pursuant to the Provisional Decree 470/09 and Law 11941/09, in which there is the advantage of reduced fines, interest and legal charges.

The Company held accrued the amount of credits already offset, increased by default charges up to September 30, 2009. The new debit value after the application of reductions set forth in the program of Law 11941/09, was offset with court deposits related to said operations, resulting in an excess deposits amounting to R$516,215 after the application of REFIS reductions, which may be offset by other debits discussed in court by the taxpayer or converted into income. Such debits are yet subject to ratification by the proper authorities, which will take place in mid-2010.

Debits registered pursuant to MP 470/09 are being paid in 12 installments as of November 2009.

▪  Other

The parent company also recorded provisions for proceedings related to Severance Pay (FGTS) - Supplementary Law 110, COFINS Law 10833/03, PIS - Law 10637/02 and PIS/COFINS - Manaus Free-Trade Zone, amount of which totaled R$80,158 as of March 31, 2010 (R$108,203 on December 31, 2009), which includes legal accruals.

Regarding the Cofins debit Law 10833/03, the Board of Executive Officers approved the adhesion of said discussions to the tax recovery program Law 11941/09. The Parent Company maintained a provision in the amount of credits already offset, increased by default charges up to September 30, 2009.

The new debit value after the application of reductions set forth in the program of Law 11941/09, was offset by court deposits related to said operations, resulting in an excess deposits amounting to R$9,141 after the application of REFIS reductions, which may be offset by other debits discussed in court by the taxpayer or converted into income. Such debits are yet subject to ratification by the proper authorities yet, which will take place in mid-2010.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

23.   SHAREHOLDERS’ EQUITY

     i.      Paid-in capital stock

The Company’s fully subscribed and paid-in capital stock as of March 31, 2010 amounted to R$1,680,947 (R$1,680,947 as of December 31, 2009), split into 1,510,359,220 (755,179,610 on December 31, 2009) common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting. The Extraordinary General Meeting held on March 25, 2010, approved the split of shares representing the capital stock. After this split, each share is now represented by two (2) new shares.

    ii.      Authorized capital stock

The Company’s bylaws in force as of March 31, 2010, determine that the capital stock can be increased up to 2,400,000,000 shares, by decision of the Board of Directors.

   iii.      Legal reserve

Recorded at the proportion of 5% on the net income determined in each period, pursuant to Article 193 of Law 6404/76, reaching the limit for its recording, as determined by the current legislation.

  iv.       Treasury shares

The Board of Directors authorized several share repurchase programs, with the purpose of holding those shares in treasury for subsequent disposal and/or cancellation, which are shown as follows:

Board authorization	Number of shares authorized	Program term	Number of shares acquired	Shares cancellation	Average w eighted acquisition cost	Maximum and minimum acquisition cost	Balance in treasury
12/21/2007	4,000,000	From 1/23/2008 to 2/27/2008 (1)			Not applicable	Not applicable	34,734,384
3/20/2008	10,800,000(2)	Up to 4/28/2008			Not applicable	Not applicable	34,734,384
5/6/2008	10,800,000	Up to 5/28/2008			Not applicable	Not applicable	34,734,384
6/2/2008	10,800,000	Up to 6/26/2008			Not applicable	Not applicable	34,734,384
6/27/2008	10,800,000	From 6/30/2008 to 7/29/2008			Not applicable	Not applicable	34,734,384
8/1/2008	10,800,000	From 8/4/2008 to 8/27/2008			Not applicable	Not applicable	34,734,384
9/26/2008	10,800,000	From 9/29/2008 to 10/29/2008	10,800,000(3)		29.40	24.99 and 41.85	45,534,384
12/3/2008				10,800,000(4)	Not applicable	Not applicable	34,734,384
12/3/2008	9,720,000	From 12/4/2008 to 1/4/2009			Not applicable	Not applicable	34,734,384
1/7/2009	9,720,000	From 1/8/2009 to 1/28/2009			Not applicable	Not applicable	34,734,384
2/2/2009	9,720,000	From 2/3/2009 to 2/25/2009			Not applicable	Not applicable	34,734,384
7/20/2009	29,684,400	up to settlement of Equity Swap(5)	29,684,400(5)		45.49	45.49	64,418,784
8/21/2009				8,539,828(6)	Not applicable	Not applicable	55,878,956
9/14/2009				29,684,400(7)	Not applicable	Not applicable	26,194,556
12/18/2009	14,437,405	From 12/18/2009 to 1/15/2010 (8)			Not applicable	Not applicable	26,194,556
3/25/2010 (9)					Not applicable	Not applicable	52,389,112

(1) The start of this program only occurred after the cancellation of shares approved at the Extraordinary General Meeting (AGE) held on January 22, 2008.

(2) As from this share repurchase program the number of shares informed already reflects the split and cancellation of shares approved at the AGE held on January 22, 2008.

(3) All shares acquired in this program were repurchased as from October 2008.

(4) The Extraordinary General Meeting held on December 3, 2008 approved the cancelation of 10,800,000 treasury shares, without reducing the capital stock.

(5) The Board of Directors approved the acquisition by the Company, through a private operation, of 29,684,400 ADRs previously held by Goldman Sachs due to an operation called “Total Return Equity Swap Transaction”, for the settlement price that was defined based on the weighted average of the price of the Company’s shares in the 30 floors sessions prior to the settlement date, translated into U.S. dollars by using the spot dollar translation rate

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

of the business day immediately prior to the settlement date, as per the CVM Board’s decision – Proceeding RJ2009/5962. On August 13, the operation was settled and the ADRs were repurchased, converted into common shares and subsequently cancelled.

(6) The Extraordinary General Meeting held on August 21, 2009 approved the cancelation of 8,539,828 treasury shares, without reducing the capital stock.

(7) The Extraordinary General Meeting held on September 14, 2009 approved the cancelation of 29,684,400 treasury shares for the historical cost of acquisitions at the unit price of R$25.28, without reducing the capital stock.

(8) On December 18, 2009, the Board of Directors authorized the opening of a new share buyback program, to be held in treasury for subsequent sale or cancellation; up to the closure of the these statements the Company had not yet repurchased the shares.

(9) The Extraordinary General Meeting held on March 25, 2010 approved the split of treasury shares. Therefore, each share now represents two shares.

As of March 31, 2010, the position of treasury shares was as follows.

Number of	Total amount		Share
shares acquired	paid for the	Share unit cost	market value
(in units) (**)	shares	Average	at 3/31/2010 (*)
52,389,112	R$ 1,191,559	R$ 22.75	R$ 1,868,720

(*) Average quotation of shares on BOVESPA as of March 31, 2010 at the value of R$35.67 per share.

(**) Number of new shares after the split on March 25, 2010.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

v. Shareholding structure

As of March 31, 2010, the shareholding structure was as follows:

	3/31/2010
			% excluding
	Number of	Total % of	treasury
	Common Shares	shares	shares
Vicunha Siderurgia S.A.	697,719,990	46.20%	47.86%
Caixa Beneficente dos Empregados da CSN - CBS	70,981,734	4.70%	4.87%
BNDESPAR	31,773,516	2.10%	2.18%
Sundry (ADR - NYSE)	343,983,502	22.77%	23.59%
Other shareholders (approximately 10 thousand)	313,511,366	20.76%	21.50%
	1,457,970,108	96.53%	100.00%
Treasury shares	52,389,112	3.47%
Total shares	1,510,359,220	100.00%

The Company’s shareholders approved, at the Extraordinary General Meeting on March 25, 2010, the split of shares representing the Company’s capital stock. After the split, each share is now represented by two shares. Shareholders also approved the maintenance of the share/ADR ratio in 1/1, i.e., each ADR is still represented by one share.

vi. Investment policy and payment of interest on shareholders’ equity and dividends distribution

As of December 11, 2000, the CSN Board of Directors decided to adopt a profit distribution policy which result in the full distribution of net income to its shareholders, in compliance with Law 6,404/76 amended by Law 9,457/97, provided that the following priorities are preserved, irrespective of their order: (i) business strategy; (ii) compliance with liabilities; (iii) execution of the necessary investments; and (iv) maintenance of the Company’s good financial standing.

24.   INTEREST ON SHAREHOLDERS' EQUITY

The calculation of interest on shareholders’ equity is based on the variation of the Long-Term Interest Rate (TJLP) on shareholders’ equity, limited to 50% of the income for the year before income tax or 50% of retained earnings and profit reserves, in which case the higher of the two limits may be used, pursuant to the legislation in force.

In compliance with the CVM Resolution 207, of December 31, 1996, and with tax rules, the Company opted to record the proposed interest on shareholders’ equity in the amount of R$89,204 in the quarter, corresponding to R$0.611838 per share, as corresponding entry against the financial expenses account, and reverse it in the same account, and not presenting it in the statement of income and not generating effects on net income, except with respect to tax effects recognized in deferred income and social contribution taxes. Management will propose that the amount of interest on shareholders’ equity be attributed to the mandatory minimum dividend.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

25.   NET REVENUES AND COST OF GOODS SOLD

	Consolidated
	3/31/2010					3/31/2009

	Tonnes (thousand) (not reviewed)	Net revenue	Cost of Goods	Gross Sold income	%	Tonnes (thousand) (not reviewed)	Net revenue	Cost of Goods Sold	Gross income	%

Steel
Domestic market	1,388,281	2,277,087	(1,247,373)	1,029,714	45%	1,200,702	1,416,383	(1,073,410)	342,973	24%
Foreign market	169,455	276,283	(254,753)	21,530	8%	85,837	181,656	(193,085)	(11,428)	-6%
	1,557,736	2,553,370	(1,502,126)	1,051,244	41%	1,286,539	1,598,039	(1,266,495)	331,545	32%
Mining
Domestic market	1,514,653	93,147	(59,766)	33,381	36%	495,805	44,483	(39,941)	4,542	10%
Foreign market	3,665,106	360,560	(180,222)	180,338	50%	4,934,369	628,347	(341,671)	286,676	46%
	5,179,759	453,707	(239,988)	213,719	47%	5,430,174	672,830	(381,612)	291,218	45%

Infrastructure/Cement
Domestic market		257,517	(144,861)	112,656	44%		243,521	(135,471)	108,050	44%

Cement
Domestic market	395,158	36,925	(37,829)	(904)	-2%

Corporate Center/Other		(116,886)	137,267	20,381	-17%		(70,405)	141,491	71,085	-101%
TOTAL		3,184,633	(1,787,537)	1,397,096	44%		2,443,985	(1,642,087)	801,898	33%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

26.   FINANCIAL INCOME AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

	Consolidated		Parent Company
	3/31/2010	3/31/2009	3/31/2010	3/31/2009
				Adjusted
Financial expenses:
Loans and financing - foreign currency	(127,698)	(160,953)	(8,282)	(40,715)
Loans and financing - local currency	(135,034)	(129,701)	(130,239)	(257,758)
Related parties	(92,366)	(1,618)	(318,080)	(116,199)
PIS/COFINS on other revenues	(259)	(338)	(224)	(338)
Interest, fines and tax delays	(42,751)	(104,325)	(35,850)	(89,705)
Losses from derivative instruments (*)	(3,880)	(4,944)	(3,880)	(4,944)
REFIS effect Law 11,941/09 and MP 470/09	(33,921)		(6,055)
Other financial expenses	(96,263)	(63,149)	(91,786)	(56,316)
	(532,172)	(465,028)	(594,396)	(565,975)
Financial income:
Related parties	11,637	9,540	196,297	133,354
Income on financial investments	94,232	48,195	15,885	1,544
Derivatives gains (*)		237,936
Other income	21,830	78,567	15,698	82,943
	127,699	374,238	227,880	217,841
Net financial result	(404,473)	(90,790)	(366,516)	(348,134)

Monetary variations:
- Gains	1,411	1,002	679	966
- Losses	(8,381)	5,880	(2,781)	4,923
	(6,970)	6,882	(2,102)	5,889
Exchange variations:
- Gains	34,845	(112,582)	18,247	82,043
- Losses	(240,614)	80,090	(208,453)	(46,204)
- Exchange variations w ith derivatives (*)	139,305	77,196
	(66,464)	44,704	(190,206)	35,839
Net monetary and exchange variations	(73,434)	51,586	(192,308)	41,728

(*) Statement of income from derivative operations
Sw ap CDI x USD	66,681	923
Sw ap Libor x CDI	(3,880)	(4,944)	(3,880)	(4,944)
U.S. Dollar Futures	71,421	113,365
Total return equity sw ap		200,367
Other	1,203	476
	135,425	310,187	(3,880)	(4,944)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

27.   OTHER OPERATING (EXPENSES) AND INCOME

	Consolidated		Parent Company
	3/31/2010	3/31/2009	3/31/2010	3/31/2009
Other operating expenses	(142,873)	(115,173)	(149,416)	(85,177)
Taxes and fees	(2,999)	(25,725)	(987)	(23,350)
REFIS effect Law 11,941/09 and MP 470/09	(8,444)		(42,835)
Provision for contingencies	(61,327)	(28,807)	(49,378)	(14,852)
Provision for losses	(19,327)	(1,524)	(21,103)	(324)
Contractual fines	(5,506)	(4,119)	(3,722)	(4,119)
Equipment Stoppage	(5,673)	(7,852)	(4,994)	(7,470)
Equity loss	(398)	(821)	(377)
Inventory loss	(6,173)	(5,419)	(6,748)	(4,810)
Expenses w ith engineering projects	(5,403)	(818)	(5,403)	(818)
Other expenses	(27,623)	(40,088)	(13,869)	(29,433)
Other operating income	46,468	90,437	28,048	74,821
Indemnifications	1,033	1,609	215	1,578
Reversal of provision for contingencies		71,648		71,648
Actuarial liabilities	22,176		23,194
Other income	23,259	17,180	4,639	1,594
Other operating income and (expenses)	(96,405)	(24,736)	(121,368)	(10,356)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

28.   INFORMATION BY BUSINESS UNIT

(i)     Consolidated balance sheet by business unit

	3/31/2010
	Steel	Mining	Logistics, Energy and Cement	Corporate Center and Others	Total
Current assets	2,948,246	1,122,443	589,340	10,597,170	15,257,199
Cash and cash equivalents				9,148,907	9,148,907
Accounts receivable	239,914	639,779	219,192		1,098,885
Advance to suppliers	177,291	7,137	69,327		253,755
Taxes recoverable				1,448,263	1,448,263
Escrow and deposits	155,686				155,686
Inventories	2,041,855	459,139	268,493		2,769,487
Other	333,500	16,388	32,328		382,216
Noncurrent assets	7,065,230	4,945,557	3,887,713		15,898,500
Long-term assets	1,188,509	1,942,715	416,317		3,547,541
Investments, property, plant and equipment and intangible assets	5,876,721	3,002,842	3,471,396		12,350,959
Total Assets	10,013,476	6,068,000	4,477,053	10,597,170	31,155,699
Current liabilities	3,674,416	83,905	326,790	1,084,920	5,170,031
Loans, financing and debentures				1,074,829	1,074,829
Suppliers	394,437	47,310	108,163		549,910
Corporate income and social contribution taxes				10,091	10,091
Tax payable	889,340	4,549	70,859		964,748
Accounts payable	1,819,678	7,668	26,735		1,854,081
Provisions and contingencies	381,357	9,373	34,088		424,818
Other	189,604	15,005	86,945		291,554
Noncurrent liabilities	22,660	426	27,094	19,752,407	19,802,587
Loans, financing and debentures				14,684,471	14,684,471
Net contingencies – judicial deposits				668,851	668,851
Obligations and taxes paid in installments				1,362,374	1,362,374
Accounts payable long-term	22,660	426	27,094		50,180
Other				3,036,711	3,036,711
Minority interest				168,450	168,450
Net differences	6,316,400	5,983,669	4,123,169	(10,408,607)
Shareholders' equity					6,014,631
Total liabilities and shareholders' equity	10,013,476	6,068,000	4,477,053	10,597,170	31,155,699

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(ii)            Consolidated statement of gross income by business unit

	31/03/2010
	Steel	Mining	Infrastructure/ Cement	Corporate Center and others	Consolidated
Net revenues from sales	2,553,370	453,707	294,442	(116,886)	3,184,633
Cost of goods sold and services rendered	(1,502,126)	(239,988)	(182,690)	137,267	(1,787,537)
Gross profit	1,051,244	213,719	111,752	20,381	1,397,096

In view of the CPC Technical Pronouncement 22 approved by CVM Resolution 582 as of July 31, 2009 and, consequently, of the changes that will be introduced by this regulatory instrument, the Company chose to maintain the disclosure, and only gross profit by business unit will be presented.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

29.   STATEMENT OF VALUE ADDED

	Consolidated		Parent Company
	R$ million		R$ million
	3/31/2010	3/31/2009	3/31/2010	3/31/2009

Revenues
Sales of goods, products and services	4,261,142	3,270,277	3,439,535	2,435,166
Other revenues/expenses	1,986	(854)	2,005	(32)
Allow ance for/reversal of doubtful accounts	(40,275)	(20,852)	(40,837)	(20,019)
	4,222,853	3,248,571	3,400,703	2,415,115
Input acquired from third parties
Costs of products, goods and services sold	(2,064,440)	(1,943,848)	(1,711,743)	(1,599,526)
Materials, energy - Third party services - other	(230,231)	(184,336)	(216,777)	(93,671)
Impairment	(6,173)	(5,419)	(6,748)	(4,810)
	(2,300,844)	(2,133,603)	(1,935,268)	(1,698,007)
Gross value added	1,922,009	1,114,968	1,465,435	717,108

Retention
Depreciation, amortization and depletion	(219,405)	(161,868)	(164,210)	(115,399)
Net value added produced	1,702,604	953,100	1,301,225	601,709

Value added received in transfers
Equity pick-up		12	214,953	304,583
Financial income/assets exchange variation	311,556	132,684	242,926	104,850
Other	4,738	821	139	815
	316,294	133,517	458,018	410,248
Total value added to distribute	2,018,898	1,086,617	1,759,243	1,011,957

DISTRIBUTION OF VALUE ADDED
Personnel	240,087	198,011	143,786	132,889
Direct compensation	183,865	156,455	108,225	95,576
Benefits	43,125	25,920	27,172	23,540
Government Severance Indemnity Fund for Employees (FGTS)	13,097	15,636	8,389	13,773
Taxes, fees and contributions	501,046	347,313	350,333	164,085
Federal	375,133	283,320	251,564	117,052
State	118,293	57,497	93,180	43,427
Municipal	7,620	6,496	5,589	3,606
Third party capital remuneration	796,193	172,469	802,158	410,939
Interest	791,888	170,995	801,277	410,379
Rentals	4,305	1,474	881	560
Remuneration of shareholders' equity	481,572	368,824	462,966	304,044
Interest on shareholders' equity	89,204	83,206	89,204	83,206
Retained earnings	373,762	285,618	373,762	220,838
Earnings in inventories	18,606
	2,018,898	1,086,617	1,759,243	1,011,957

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

30.   EMPLOYEES' PENSION FUND

(i) Management of the Private Pension Plan

The Company is the main sponsor of CBS Previdência, a private not-for-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits to participants in the official Pension Plan. CBS Previdência is composed of employees of CSN, CSN-related companies and the entity itself, provided they sign the adherence agreement.

(ii) Description of characteristics of the plans

CBS Previdência has three benefit plans:

35%-of-average-salary plan

It is a defined benefit plan (BD), which began on February 1, 1966, for the purpose of paying retirements (due to time in service, special cases, disability or age) on a life-long basis, equivalent to 35% of the participant’s last average 12 salaries. The plan also guarantees the payment of a sickness allowance to a participant on sick leave through the Official Pension Plan and it also guarantees the payment of death grant and a cash grant. The active and retired participants and the sponsors make thirteen contributions per year, which is the same as the number of benefits paid. This plan became inactive on October 31, 1977, when the supplementation of the average salary plan, which is in process of extinction, came into force.

Supplementation plan for the average salary

The defined benefit plan (BD) began on November 1, 1977. The purpose of this plan is to supplement the difference between the 12 last average salaries and the benefit paid by the Social Security Pension Plan (Previdência Oficial) benefit, to the retired employees, on a life-long basis. Like in the 35% Average Salary Plan, there is sickness allowance, death grant and pension coverage. Thirteen contributions are paid per year, the same number of benefits paid. This plan became inactive on December 26, 1995, after the combined supplementary benefits plan has been implemented.

Combined supplementary benefit plan

Begun on December 27, 1995, this is a combined variable contribution plan (CV). Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the total accumulated sponsor’s and participant’s contributions (thirteen per year). Upon the participant’s retirement grant, the plan starts having a defined benefit plan and thirteen benefits are paid per year.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

As of March 31, 2010 and December 31, 2009, the plans are composed as follows:

	35%-of-Average-Salary Plan			Supplementation Plan for the Average Salary		Combined Supplementary Benefit Plan		Total members
	3/31/2010		12/31/2009	3/31/2010	12/31/2009	3/31/2010	12/31/2009	3/31/2010	12/31/2009
Members
In service	9	(*)	8	18	18	13,430	12,858	13,457	12,884
Retired	4,605		4,663	4,652	4,679	800	775	10,057	10,117
	4,614		4,671	4,670	4,697	14,230	13,633	23,514	23,001
Related beneficiaries:
Beneficiaries	3,893		3,892	1,457	1,435	92	91	5,442	5,418
Total participants
(members/ beneficiaries)	8,507		8,563	6,127	6,132	14,322	13,724	28,956	28,419

(*) Return to CBS staff, active participant which is part of the 35% of Average-Salary Plan as established by a legal proceeding.

(iii) Solution approaches for the payment of the actuarial deficit

According to Official Letter 1555/SPC/GAB/COA of August 22, 2002, confirmed by Official Letter 1598/SPC/GAB/COA of August 28, 2002, a proposal for refinancing the reserves to amortize the sponsors’ liability in 240 consecutive monthly installments, monetarily indexed by INPC + 6% p.a., starting as from June 28, 2002 was approved.

The agreement establishes the prepayment of installments should there be a need for cash in the defined benefit plan and the incorporation to the updated debit balance of the eventual deficits/surpluses under the sponsors’ responsibility, so as to preserve the equilibrium of the plans without exceeding the maximum period of amortization stipulated in the agreement.

(iv) Actuarial liabilities

Due to the CVM Resolution 371/00, which approved the NPC 26 of IBRACON – “Accounting of the Employee’s benefits” and which established new accounting practices for the calculation and disclosure, the Management, through a study performed by external actuaries, determined the effects arising from this practice, and the Company has kept records in conformity with the actuarial report issued on January 21, 2010.

	Plans on 12/31/2009
	35%-of-	Supplementation Plan	Combined
	Average-	for the Average	Supplementary	Total
	Salary	Salary	Benefit Plan
Present value of the actuarial liabilities w ith guarantee	307,302	1,187,161	1,351,213	2,845,676
Plan's assets fair value	(348,787)	(1,514,694)	(1,481,034)	(3,344,515)
Present value of the actuarial obligations exceeding the assets fair value	(41,485)	(327,533)	(129,821)	(498,839)
Adjustments by allowed deferral:	67,392	400,975	78,294	546,661
- Unrecognized actuarial gains	67,392	400,975	60,394	528,761
- Unrecognized cost of service rendered			17,900	17,900
Present value of the amortizing contributions of members	(6,443)	(22,960)		(29,403)
Actuarial liabilities/ (assets)	19,464	50,482	(51,527)	18,419
Provisioned actuarial liabilities/ (assets) (long-term/Other)	19,464	50,482		69,946

Actuarial liability recognition

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Management decided to recognize the adjustments of the actuarial liabilities in income, as established in Paragraphs 83 and 84 of NPC 26. As of March 31, 2010, the balance of the provision for the coverage of the actuarial liability amounts to R$23,194 (R$69,946 on December 31, 2009).

With regards to the recognition of the actuarial liability, the amortizing contribution related to the portion of the participants in the settlement of the reserve insufficiency was deducted from the present value of total actuarial liabilities of the respective plans. Some participants are questioning this amortizing contribution in court, however,  the Company, grounded on the opinion of its legal and actuarial advisers, understands that this amortizing contribution was duly approved by the Brazilian Department of Supplementary Private Pensions – SPC and, therefore, is legally due by the participants.

In accordance with the actuarial calculations prepared using the projected credit unit method, the amounts to be appropriated in 2010 are as follows:

	ESTIMATES PER PLAN - 2010
	35%-of-	Supplementation Plan	Combined
	Average-	for the Average	Supplementary	Total
	Salary	Salary	Benefit Plan
Cost of current service	(12)	(203)	(3,673)	(3,888)
Interest on actuarial liabilities	(31,980)	(124,918)	(22,109)	(179,007)
Expected income from assets	34,873	152,055	35,295	222,223
Cost of amortizations	16,257	46,205	2,659	65,121
- Unrecognized actuarial gains	16,257	46,205	1,568	64,030
- Unrecognized cost of service rendered			1,091	1,091
Expected impact on the 2009 result	19,138	73,139	12,172	104,449

Main actuarial assumptions adopted in the calculation of the actuarial liability as of December 31, 2009

Actuarial financing method	Projected Credit Unit

Functional Currency	Real (R$)

Accounting for the plan assets	Market Value

Amount used as estimate for the closing shareholders’ equity for the year	Best estimate for shareholders’ equity on the closing date of the fiscal year obtained based on the projection of the amounts recorded in October

Nominal annual rate of return on investments	35% of the average: 10.27%; Supplementation: 10.21%; Millennium: 10.78%

Nominal annual rate for discount of the actuarial liability	11.18%

Nominal annual rate of salary growth	5.24%

Nominal annual index for social security benefits correction	4.2%

Long-term annual inflation rate	4.2%

Administrative expenses	The amounts used are net of administrative expenses

General mortality table	AT2000 segregated by gender

Disability table	Mercer Disability with probabilities multiplied by 2

Disabled mortality table	Winklevoss - 1%

Turnover table	Millennium Plan 2% per annum, null for BD plans

Retirement age	100% on the first date on which the employee becomes eligible to a retirement benefit scheduled by the plan

Family composition of the participants in activity	95% will be married at the time of retirement, and the wife is 4 years younger than the husband

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The Company does not have other post-employment benefit plans.

31.   INSURANCE

Aiming to properly mitigation risk and in view of the nature of its operations, the Company and its subsidiaries took out several different types of insurance policies. The policies are taken out in line with the Risk Management policy and are similar to insurances taken out by other companies operating in the same line as CSN and its subsidiaries. The coverage of these policies include: National Transportation, International Transportation, Carrier Civil Responsibility, Import, Export, Life and Personal Accidents Insurance, Health, Vehicle Fleet, D&O (Administrator Civil Responsibility Insurance), General Civil Responsibility, Engineering Risks, Sundry Risks, Export Credit, Guarantee Insurance and Port Operator Civil Responsibility.

The Company also renewed the Property Damage and Loss of Profits insurances to its entities and subsidiaries with the following exceptions: Usina Presidente Vargas, Casa de Pedra, Mineração Arcos, CSN Paraná, Terminal de Carvão TECAR (it has Property Damage), which are under negotiation with insurance and reinsurance companies in Brazil and abroad in order to obtain, place and pay these other policies.

The risk assumptions adopted, given their nature, are not part of the scope of a quarterly information review, and, consequently, they were not reviewed by our independent auditors.

32.   APPROVAL OF THE QUARTERLY INFORMATION

The aforementioned quarterly information was approved by the Company’s Board of Directors on May 6, 2010.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

SEE ITEM 12:

“For further information see comments on the Company’s consolidated performance in the quarter”

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

Production

The Presidente Vargas Steelworks produced 1,178,000 tonnes of crude steel in 1Q10, 8% more than the 1,087,000 tonnes recorded in 1Q09, while rolled flat steel output almost doubled, jumping by 92%, from  627,000 tonnes in 1Q09, to 1,203,000 tonnes in 1Q10.

Production (in thousand t)	1Q09	4Q09	1Q10	Change
				1Q10 x 1Q09	1Q10 x 4Q09
Crude Steel (P Vargas Mill)	1,087	1,238	1,178	8%	-5%
Purchased Slabs from Third Parties	0	0	0	-	-
Total Crude Steel	1,087	1,238	1,178	8%	-5%
Rolled Products (UPV)	608	1,192	1,133	86%	-5%
Coils from Third Parties Consumption	19	0	70	-	-
Rolled Products (UPV)	627	1,192	1,203	92%	1%

Production Costs (Parent Company)

In 1Q10, steel production costs totaled R$1,278 million, 11%, or R$131 million, up on the R$1,147 million recorded in 4Q09, chiefly due to higher raw material costs.

Raw materials: increase of R$132 million, primarily related to the following inputs:

-          Coal: increase of R$43 million, due to the higher acquisition cost and the devaluation of the Real;

-          Coke: upturn of R$14 million, essentially due to increased consumption and the higher acquisition cost;

-          Third-party coils: growth of R$78 million, due to more use of third-party hot-rolled coils;

-          Other raw materials: reduction of R$3 million.

Labor: a slight reduction of R$2 million.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

General costs: decline of R$10 million, basically in third-party services.

Depreciation: increase of R$11 million, due to new asset acquisitions.

Sales

Total Sales Volume

Flat steel sales volume totaled 1.3 million tonnes in 1Q10, virtually twice the volume sold in the same period of 2009. In comparison with 4Q09, sales volume grew by 5%, indicating a vigorous and consistent recovery of the steel market.

Domestic Market

First-quarter domestic flat steel sales reached 1.1 million tonnes, virtually 100% up on the volume sold in 1Q09 thanks to the significant domestic demand for steel products.

In comparison with the previous quarter, sales volume moved up by 9%, the latest in a series of quarter-over-quarter improvements, also due to higher demand, especially from the construction, white goods/OEM and auto industries. Also, an improvement in the sales mix could be felt, mostly for galvanized products, which grew by 11% when compared to 4Q09.

Exports

First-quarter exports totaled 167,000 tonnes, 101% up year-on-year, basically due to the international market shrinkage in 1Q09.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

In relation to 4Q09, shipped volume fell by 15%, pulled down by the prioritization of the domestic market, which posted an important demand for steel products in 1Q10.

Prices

On the domestic market, net revenue per tonne averaged R$ 2,026 in 1Q10, remaining flat when compared to 4Q09. Net export revenue per tonne of R$ 1,576 in 1Q10, grew by 13% over the quarter before, chiefly due to prices upturn in international markets and the sales mix in the quarter.

Mining

✓  PRODUCTION

Own production of finished iron ore products1 totaled 6.3 million tonnes in 1Q10, 5.1 million of which from Casa de Pedra, and 1.2 million from Namisa.

Namisa’s purchases from third parties amounted to 2.3 million tonnes, 1.0 million of which unfinished products acquired from CSN.

✓  SALES

Total sales of finished iron ore products1 by CSN and Namisa, excluding own consumption, came to 5.6 million tonnes in 1Q10. Total iron ore exports by CSN and Namisa totaled 5.1 million tonnes, while domestic sales stood at 0.5 million tonnes.

Out of this total, Namisa sold 3.6 million tonnes, all of which for export.

The Presidente Vargas Steelworks absorbed 1.6 million tonnes.

✓  INVENTORIES

 Finished iron ore product inventories closed 1Q10 at 7.9 million tonnes.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

Cement

In mid-2009, CSN began producing cement in its new plant in Volta Redonda, adjacent to the Presidente Vargas Steelworks, adding value to the slag generated during crude steel production.

In 1Q10, CSN sold 227,000 tonnes of cement, 18% more than the previous quarter, and net revenue stood at R$36 million.

Net Revenue

Net revenue totaled R$3.2 billion, 4% up on 4Q09, primarily due to the increase in sales volume, especially on the domestic market.

In relation to 1Q09, net revenue rose by 30% thanks to sales volume, climbing by 96%.

Selling. General and Administrative Expenses

SG&A expenses totaled R$305 million in 1Q10, R$77 million higher than in 1Q09, primarily due to the upturn in sales efforts and additional provisions for doubtful accounts.

In comparison with the previous three months, these expenses remained flat, the R$23 million upturn in selling expenses being mostly offset by the reduction in G&A expenses.

Other Revenue and Expenses

In 1Q10, CSN recorded a negative R$96 million in the “Other Revenue and Expenses” line, versus an also negative R$25 million in 1Q09. The R$71 million negative variation was due to the R$72 million positive impact in 1Q09 from the reversal of CPFM (tax on financial transactions) provisions.

In relation to positive “Other Revenue and Expenses” of R$185 million in 4Q09, the Company recorded a negative variation of R$281 million, chiefly due to the R$507 million positive REFIS impact in 4Q09 partially offset by R$318 million in non-recurring adjustments with no cash impact.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

EBITDA

The 1Q10 EBITDA margin stood at 41%, 2 p.p. up on the previous quarter, highlighting the return of CSN’s operating margins to their historical levels of more than 40%.

The 1Q10 EBITDA margin was also 13 p.p. higher than in 1Q09, which was characterized by exceptionally weak demand.

The 1Q10 EBITDA totaled R$1.3 billion, 8% up on 4Q09 and a solid 91% up year-on-year.

Financial Result and Net Debt

The 1Q10 net financial result was negative by R$478 million, chiefly due to the following factors:

▪  Provisions for interest on loans and financing totaling R$355 million;

▪  The constitution of charges on tax debits included in the REFIS program, amounting to R$34 million;

▪  The monetary restatement of tax provisions amounting to R$43 million;

▪  Negative monetary and foreign exchange variations of R$73 million, including the result of derivative operations;

▪  Other financial expenses of R$67 million.

These negative effects were partially offset by returns on financial investments totaling R$94 million.

On March 31, 2010, the consolidated net debt totaled R$6.6 billion, R$0.3 billion more than the R$6.3 billion recorded on December 30, 2009, essentially due to the following factors:

▪  EBITDA of R$1.3 billion;

▪  Investments of R$0.4 billion;

▪  R$0.4 billion effect related to the cost of debt booked in the income statement;

▪  Working Capital effect on cash flow of R$0.4 billion;

▪  R$0.2 billion in collaterals;

▪  Other effects that increased net debt in R$0.2 billion.

The net debt/EBITDA ratio stood at 1.56x, based on LTM EBITDA of R$4.2 billion, 0.18x less than the 1.74x recorded at the close of 2009, impacted by the growth of LTM EBITDA.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

Income Taxes

Income tax and social contribution totaled R$29 million in 1Q10, as a result of lower taxable income in the period.

Net Income

CSN posted 1Q10 net income of R$482 million, 35%, or R$263 million, less than in 4Q09, chiefly due to the following factors:

▪ An R$86 million increase in gross profit, due to higher steel product sales volume;

▪ A R$282 million reduction in operating revenue/expenses;

▪ A R$177 million in the financial result;

▪ A R$110 million reduction in income tax and social contribution.

In relation to 1Q09, 1Q10 net income (R$482 million) climbed by R$113 million, or 31%, due to the following:

▪ A R$643 million increase in gross profit, due to the strong recovery in steel product sales volume, which virtually doubled in the period;

▪ A R$149 million reduction in net operating revenue/expenses;

▪ A R$438 million reduction in the financial result;

▪ A R$57 million reduction in Income Tax and Social Contribution.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

Capex

CSN invested R$433 million in 1Q10, R$219 million of which went to the parent company, mostly in the following projects:

✓  Maintenance and repairs: R$140 million;

✓  Expansion of the Casa de Pedra mine: R$46 million;

✓  Technological improvements: R$21 million.

Investments in the subsidiaries accounted for the remaining R$214 million, distributed as follows:

✓  Transnordestina Logística: R$87 million;

✓  CSN Cimentos: R$70 million;

✓  CSN Aços Longos: R$30 million;

✓  MRS Logística: R$13 million.

Working Capital

Working capital closed March 2010 at R$1.7 billion, 16% up on the end-of-2009 figure, mainly due to: (i) the R$326 million upturn in assets, fueled by the R$449 million increase in “Inventories”, including advances to suppliers, due to the higher replacement costs, partially offset by the reduction of  R$87 million and R$ 36 million in “Receivable Accounts” and “Advances to Tax”, respectively; and (ii) the R$96 million increase in liabilities, essentially due to the R$56 million upturn in “Taxes Payable”, combined to an increase of R$46 million in “Suppliers”.

The average supplier payment period widened from 25 days, in December 2009, to 28 days in March 2010, while the average receivables period narrowed from 27 to 25 days in the same period, reflecting the improved market conditions.

The inventory turnover period averaged 97 days, 13 days up on December 2009 due to the impact on input acquisition.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

			Change 1Q10 x 4Q09
WORKING CAPITAL (R$MM)	4Q09	1Q10

Assets	3,118	3,444	326
Accounts Receivable	1,186	1,099	(87)
- Domestic Market	1,191	1,197	6
- Export Market	362	292	(70)
- Allowance for Debtful	(347)	(387)	(40)
- Credits from clients	(20)	(3)	17
Inventory (*)	1,877	2,326	449
Advances to Taxes	55	19	(36)
Liabilities	1,643	1,739	96
Suppliers	504	550	46
Salaries and Social Contribution	134	133	(1)
Taxes Payable	919	975	56
Advances from Clients	86	81	(5)
Working Capital	1,475	1,705	230

TURN OVER RATIO			Change 1Q10 x 4Q09
	4Q09	1Q10
Average Periods
Receivables	27	25	(2)
Supplier Payment	25	28	3
Inventory Turnover	84	97	13
* Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Capital Markets

Share Performance

In 1Q10, CSN’s shares appreciated by 27% on the São Paulo Stock Exchange, the second highest increase among the shares composing the IBOVESPA, which appreciated by 3% in the period. On the NYSE, the appreciation of 25% of CSN’s ADRs was impressive as well, mostly when compared to the 4% increase of the Dow Jones.

CSN’s daily traded volume on the BM&FBOVESPA increased from R$ 121 million in 4Q09 to approximately R$ 143 million in 1Q10. On the NYSE, daily traded volume remained stable, at around US$110 million.

Share split

On March 25, 2010, an Extraordinary Shareholders’ Meeting approved a 1:2 share split, whereby each existing share would henceforth be represented by two new shares. The Company’s ADRs, traded on the NYSE, were subjected to a split in the same proportion.

Both the shares and the ADRs arising from the split are of the same type and have the same rights as existing shares and ADRs.

The Annual Shareholders’ Meeting held on April 30, 2010 ratified the payment of R$ 320 million as interest on equity, paid in two installments. The first payment of R$ 250 million was settled as of December 29, 2009 and the second, at the amount of R$70 million, settled as of April 30, 2010. The Annual Shareholders’ Meeting also approved the payment of dividends at the amount of R$ 1,500 million as of June 25, 2010, not subject to monetary instatement.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	1Q09*	4Q09*	1Q10
N# of shares	1,510,359,220	1,510,359,220	1,510,359,220
Market Capitalization
Closing price (R$/share)	17.20	28.00	35.67
Closing price (US$/share)	7.42	15.97	19.97
Market Capitalization (R$ million)	25,077	40,823	52,006
Market Capitalization (US$ million)	10,818	23,276	29,108
Total return including dividends and interest on equity
CSNA3 (%)	26%	4%	27%
SID (%)	23%	5%	25%
Ibovespa	9%	11%	3%
Dow Jones	-13%	7%	4%
Volume
Average daily (thousand shares)	5,967	4,145	4,739
Average daily (R$ Thousand)	103,340	121,548	143,703
Average daily (thousand ADRs)	9,217	6,417	6,577
Average daily (US$ Thousand)	69,180	109,530	110,526
Source: Economática
* Figures were retroactively adjusted to reflect the share split occurred on March 25, 2010.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

The financial information of Companhia Siderúrgica Nacional presented herein complies with the criteria set forth by the Brazilian Corporation Law, which is based on the audited financial information. Non-financial information, as well as other operating information, was not audited by independent auditors.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	CIA METALIC DO NORDESTE	01.183.070/0001-95	PRIVATE SUBSIDIARY	99.99	1.66
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		92,284	92,284

02	INAL NORDESTE	00.904.638/0001-57	PRIVATE SUBSIDIARY	99.99	0.61
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		43,981	43,981

03	CSN AÇOS LONGOS	05.023.529/0001-44	PRIVATE SUBSIDIARY	99.99	5.72
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		240,254	240,254

04	CSN STEEL	05.706.345/0001-89	PRIVATE SUBSIDIARY	100.00	59.78
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		480,727	480,727

05	CSN OVERSEAS	05.722.388/0001-58	PRIVATE SUBSIDIARY	100.00	17.38
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		7,173	7,173

06	CSN PANAMA	05.923.777/0001-41	PRIVATE SUBSIDIARY	100.00	12.48
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		4,240	4,240

07	CSN ENERGY	06.202.987/0001-03	PRIVATE SUBSIDIARY	100.00	17.72
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		3,675	3,675

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

08	CSN EXPORT	05.760.237/0001-94	PRIVATE SUBSIDIARY	100.00	3.46
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1,036	1,036

09	CSN METALURGICA PRADA	56.993.900/0001-31	PRIVATE SUBSIDIARY	100.00	8.19
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		3,155	3,155

10	MRS LOGÍSTICA	01.417.222/0001-77	PRIVATE SUBSIDIARY	27.27	29.90
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		92,718	92,718

11	TRANSNORDESTINA LOGÍSTICA	02.281.836/0001-37	PUBLICLY-HELD SUBSIDIARY	72.56	10.30
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		740,339	486,516

12	SEPETIBA TECON	02.394.276/0001-27	PRIVATE SUBSIDIARY	99.99	3.09
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		253,990	253,990

13	ITÁ ENERGÉTICA	01.355.994/0002-02	PRIVATE SUBSIDIARY	48.75	10.86
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		253,607	253,607

14	NACIONAL MINERIOS	08.446.702/0001-05	PRIVATE SUBSIDIARY	59.99	168.97
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		284,994	284,994

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

15	CSN CIMENTOS	42.564.807/0001-05	PRIVATE SUBSIDIARY	99.99	8.38
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		722,041	722,041

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2007	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                                          33.042.730/0001-04

16.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

14.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 – ITEM	05
2 – ORDER No.	4
3 – REGISTRATION No. AT CVM	CVM/SRE/DEB/2006/01 1
4 – REGISTRATION DATE AT CVM	4/28/2006
5 – SERIES ISSUED	UNIT
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – DATE OF ISSUANCE	2/1/2006
9 – EXPIRATION DATE	2/1/2012
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITION FOR CURRENT REMUNERATION
12 – PREMIUM/DISCOUNT
13 – NOMINAL VALUE (Reais)	10,000.00
14 – AMOUNT ISSUED (Thousands of Reais)	600,000

15 – NUMBER OF SECURITIES ISSUED (UNIT)

60,000
16 – OUTSTANDING SECURITIES (UNIT)	60,000
17 – TREASURY SECURITIES (UNIT)	0
18 – SECURITIES REDEEMED (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION
22 – DATE OF NEXT EVENT	8/1/2010

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2007	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                                          33.042.730/0001-04

16.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

We highlight, among the Company’s main investments, the expansion in the production capacity of the Casa de Pedra mine, of Aços Longos and of Itaguaí Port. As of March 31, 2010, the Company also maintains investment project balances in the amounts of R$859,155, R$36,444 and R$31,186, respectively.

For further information, see the comments on the consolidated performance in the quarter.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2009	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

21.01 –  SPECIAL REVIEW REPORT - UNQUALIFIED

Independent auditor’s review report

(a free translation from the original in Portuguese)

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

Rio de Janeiro - RJ

1.     We have reviewed the accounting information contained in the Quarterly Financial Information of Companhia Siderúrgica Nacional (the Company) and in the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended March 31, 2010, comprising the balance sheets, the statements of income, of changes in shareholders’ equity, cash flows, added value, explanatory notes and the management report, which are the responsibility of its management.

2.     Our review was conducted in accordance with the standards set by IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.     Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in the Quarterly Financial Information referred above, in order to be in accordance with accounting practices adopted in Brazil and the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Financial Information.

4.     As mentioned in note 31 of the Quarterly Financial Information, the Company has been negotiating with insurance and reinsurance companies in Brazil and abroad, in order to obtain insurance coverage for property damages and business interruption in certain sites of the Company.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2009	Accounting Practices Adopted in Brazil

00403-0                                   COMPANHIA SIDERÚRGICA NACIONAL                          33.042.730/0001-04

21.01 –  SPECIAL REVIEW REPORT - UNQUALIFIED

5.     As described in note 2, during 2009, the Brazilian Securities and Exchange Commission (CVM) approved several pronouncements, interpretations and guidance issued by the Accounting Pronouncements Committee (CPC), which are effective as from the fiscal year 2010 and changed the accounting practices adopted in Brazil. As permitted by CVM Resolution 603/09, Management of the Company and its subsidiaries opted to present its Quarterly Financial Information in accordance with accounting practices adopted in Brazil until December 31, 2009, not applying these new accounting pronouncements, which have mandatory application for the fiscal year 2010. As required by the above mentioned CVM Resolution 603/09, the Company disclosed this fact in note 2 to the Quarterly Financial Information, and described the main changes that could impact its year-ending financial statements, as well as it clarified the reasons for not disclosing the estimate of the possible effects in the Company’s  shareholders’ equity and statement of income, as required by this Resolution.

São Paulo, May 6, 2010

KPMG Auditores Independentes

CRC SP014428/O-6 F -RJ

Original in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6 S-RJ

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

TABLE OF CONTENTS

Grouppp p	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	04 - STATEMENT OF CASH FLOWS	10
05	01	05 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2010 TO 3/31/2010	12
05	02	05 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2010 TO 3/31/2010	13
08	01	CONSOLIDATED BALANCE SHEET – ASSETS	14
08	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	16
09	01	CONSOLIDATED STATEMENT OF INCOME	18
10	01	10.01 - CONSOLIDATED STATEMENT OF CASH FLOWS	20
11	01	11 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2010 TO 3/31/2010	22
11	02	11 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2010 TO 3/31/2010	23
06	01	NOTES TO THE FINANCIAL STATEMENTS	24
07	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	90
12	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	91
13	01	EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	101
14	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	104
19	01	INVESTMENT PROJECTS	105
21	01	INDEPENDENT AUDITORS’ REVIEW REPORT	106
		CIA METALIC DO NORDESTE
		INAL NORDESTE
		CSN AÇOS LONGOS
		CSN STEEL
		CSN OVERSEAS
		CSN PANAMA
		CSN ENERGY
		CSN EXPORT
		CIA METALURGICA PRADA
		MRS LOGÍSTICA
		TRANSNORDESTINA LOGÍSTICA
		SEPETIBA TECON

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2010	Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

TABLE OF CONTENTS

Group	Table	Description	Page
ITÁ ENERGÉTICA
NACIONAL MINÉRIOS
		CSN CIMENTOS	/107

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.